UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK delivers strong Q3 performance and upgrades 2025 guidance

Specialty Medicines, Vaccines and General Medicines drive sales, profit and earnings growth
●	Total Q3 2025 sales £8.5 billion +7% AER; +8% CER
●	Specialty Medicines sales £3.4 billion (+16%); Respiratory, Immunology & Inflammation £1.0 billion (+15%); Oncology £0.5 billion (+39%); HIV sales £1.9 billion (+12%)
●	Vaccines sales £2.7 billion (+2%); Shingrix £0.8 billion (+13%); Meningitis vaccines £0.5 billion (+5%); and Arexvy £0.3 billion (+36%)
●	General Medicines sales £2.5 billion (+4%); Trelegy £0.7 billion (+25%)
●	Total operating profit >100% and Total EPS >100% driven by lower Significant legal expenses, lower CCL charges and higher other operating income, partly offset by intangible asset impairments
●
Core operating profit +11% and Core EPS +14% reflecting Specialty Medicines and Vaccines growth, higher royalty income and disciplined increased investment in R&D portfolio progression in Oncology and Vaccines

●	Cash generated from operations of £2.5 billion with free cash flow of £1.2 billion

(Financial Performance – Q3 2025 results unless otherwise stated, growth % and commentary at CER as defined on page 50. In Q3 2025 and YTD 2025, the adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 11 for further details.)

	Q3 2025			Year to date
	£m	% AER	% CER	£m	% AER	% CER
Turnover	8,547	7	8	24,049	3	6
Total operating profit	2,593	>100	>100	6,832	>100	>100
Total operating margin %	30.3%	28.0ppts	28.5ppts	28.4%	14.1ppts	14.5ppts
Total EPS	49.9p	>100	>100	125.1p	>100	>100
Core operating profit	2,985	8	11	8,149	6	9
Core operating margin %	34.9%	0.4ppts	0.9ppts	33.9%	0.7ppts	1.0ppts
Core EPS	55.0p	11	14	146.3p	7	11
Cash generated from operations	2,520	1		6,254	19

Pipeline progress and investment delivering future growth opportunities:
4 major new product approvals achieved so far this year:
●	US & EU approvals for Blenrep for multiple myeloma, Penmenvy meningitis vaccine, Blujepa first-in-class antibiotic treatment for uUTIs and Nucala for COPD
●	US decision on depemokimab (for asthma with type 2 inflammation, nasal polyps) expected in December 2025
15 scale opportunities with PYS potential >£2 billion now expected to launch 2025-2031:
●	Pivotal trials started/to start by year-end for GSK'227 B7-H3 ADC for ES-SCLC; efimosfermin for treatment of MASH; depemokimab for COPD; and GSK '981 (IDRx-42) for 2L GIST
●	Positive data support filings for tebipenem, potential new antibiotic for cUTIs; and Low Carbon Ventolin for asthma
Targeted business development further strengthens RI&I and Oncology pipeline:
●	Agreement with Empirico Inc. to acquire first - and potentially best-in-class - oligonucleotide candidate to treat respiratory diseases
●	Licensing agreement with Syndivia for early-stage ADC targeting prostate cancer

Continued commitment to shareholder returns
●	Dividend declared of 16p for Q3 2025; 64p expected for full year 2025
●	£1.1 billion spent in YTD 2025 as part of the £2 billion share buyback programme announced at FY 2024

2025 guidance upgraded
Now expect:
●	2025 turnover growth of between 6% to 7% (previously towards the top end of the range of between 3% to 5%);
●	Core operating profit growth of between 9% to 11% (previously towards the top end of the range of between 6% to 8%); and
●	Core EPS growth of between 10% to 12% (previously towards the top end of the range of between 6% to 8%)
Guidance all at CER

Emma Walmsley, Chief Executive Officer, GSK:
“GSK’s momentum continues with another quarter of strong performance, supporting upgraded guidance for 2025, and positioning us well for 2026 and achieving our longer-term growth outlooks. Sales grew in all areas, with particularly strong performances in Specialty Medicines driven by double-digit growth in Respiratory Inflammation & Immunology, Oncology and HIV. We have also continued to make very good progress in R&D with four FDA product approvals so far this year, including for Blenrep in the US last week, and the start of pivotal trials and targeted business development to advance 15 scale pipeline opportunities, all launching before 2031.
This is my final quarter reporting as CEO, and so I would like to thank everyone who has contributed to the transformation of GSK in the last nine years. Together, we have delivered a step-change in operating performance, new prospects for growth and a clear pathway for scale patient impact and sustained shareholder value. I am delighted to be passing the baton to Luke and to be leaving all that GSK has to offer in such good hands. I look forward to cheering him and everyone at GSK to further success.”

The Total results are presented in summary above and on page 8 and Core results reconciliations are presented on pages 20 and 23. Core results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. The following terms are defined on pages 50-51: Core results, AER% growth, CER% growth and other non-IFRS measures. GSK provides guidance on a Core results basis only for the reasons set out on page 18. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance and outlooks, assumptions and cautionary statements’ on page 52-53. Abbreviations are defined on page 56.

2025 Guidance
GSK upgrades its full-year 2025 guidance at constant exchange rates (CER).

Guidance	New 2025 guidance at CER	Previous 2025 guidance at CER
Turnover	Increase between 6% to 7%	Increase towards the top end of the range of between 3% to 5%
Core operating profit	Increase between 9% to 11%	Increase towards the top end of the range of between 6% to 8%
Core earnings per share	Increase between 10% to 12%	Increase towards the top end of the range of between 6% to 8%
This guidance is supported by the following revised turnover expectations for full-year 2025 at CER, with the overall turnover outcome, within the overall range, dependent on the ongoing challenges for Vaccines in the US.

Turnover expectations	New 2025 guidance at CER	Previous 2025 guidance at CER
Specialty Medicines	Increase at a mid-teens percentage	Increase at a low-teens percentage
Vaccines	Decrease of low single-digit per cent to broadly stable	Decrease of low single-digit per cent to broadly stable
General Medicines	Broadly stable	Broadly stable
Core operating profit is now expected to grow between 9 to 11 per cent at CER. GSK continues to expect to deliver gross margin benefit due to improved product mix from Specialty Medicines growth and continued operational efficiencies. In addition, GSK anticipates further leverage in Operating profit as we continue to take a returns-based approach to SG&A investments, with SG&A expected to grow at a low single-digit percentage. Royalty income is now expected to be at £800-850 million, including an IP settlement agreed in April and royalty income as part of the CureVac/BioNTech mRNA patent litigation settlement in Q3. R&D continues to be expected to grow ahead of sales reflecting accelerating investment in the pipeline including reinvestment of the IP settlement income.

Core earnings per share is now expected to increase between 10 to 12 per cent at CER, one percent above Core operating profit growth, reflecting the expected benefit of up to 1% from the share buyback programme and now broadly stable interest charges partly offset by a higher tax rate which is expected to rise up to around 17.5%. Expectations for non-controlling interests remain unchanged relative to 2024.

Tariffs

GSK notes the US Administration's ongoing investigation under Section 232 of the Trade Expansion Act to determine the effects on national security of imports of pharmaceutical products. Our full-year guidance is inclusive of tariffs enacted thus far and indicated potential European tariffs impact of 15%. We are positioned to respond to the potential financial impact of tariffs, with mitigation options identified. Given the uncertain external environment, we continue to monitor developments.

Dividend policy

The Dividend policy and the expected pay-out ratio remain unchanged. Consistent with this, GSK has declared a dividend for Q3 2025 of 16p per share. GSK's future dividend policy and guidance regarding the expected dividend pay-out in 2025 are provided on page 37.

GSK has commenced a £2 billion share buyback programme, to be implemented over the period to the end of Q2 2026.

2021-2026 and 2031 Outlooks

In February 2025 GSK set out improved outlooks for 2031. Please see 2024 full year and fourth quarter results on gsk.com(1).

Exchange rates

If exchange rates were to hold at the closing rates on 30 September 2025 ($1.34/£1, €1.14/£1 and Yen 199/£1) for the rest of 2025, the estimated impact on 2025 Sterling turnover growth for GSK would be -3% and if exchange gains or losses were recognised at the same level as in 2024, the estimated impact on 2025 Sterling Core Operating Profit growth for GSK would be -5%.

Results presentation
A conference call and webcast for investors and analysts of the quarterly results will be hosted by Emma Walmsley, CEO, at 12 noon GMT (US EDT at 08.00 am) on 29 October 2025. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Notwithstanding the inclusion of weblinks, information available on the company’s website, or from non GSK sources, is not incorporated by reference into this Results Announcement.

(1) https://www.gsk.com/media/11776/fy-2024-results-announcement.pdf

Performance: turnover

Turnover	Q3 2025			Year to date
	£m	Growth AER%	Growth CER%	£m	Growth AER%	Growth CER%
HIV	1,944	11	12	5,538	8	10
Respiratory, Immunology & Inflammation	954	13	15	2,721	14	17
Oncology	511	37	39	1,410	41	44
Specialty Medicines	3,409	15	16	9,669	14	16
Shingles	830	12	13	2,550	1	3
Meningitis	541	4	5	1,270	11	14
RSV (Arexvy)	251	34	36	395	(9)	(6)
Influenza	216	(24)	(22)	223	(26)	(24)
Established Vaccines	840	(9)	(8)	2,426	(4)	(2)
Vaccines	2,678	1	2	6,864	(1)	1
Respiratory	1,702	5	7	5,283	(2)	–
Other General Medicines	758	(3)	–	2,233	(8)	(4)
General Medicines	2,460	3	4	7,516	(4)	(1)
Total	8,547	7	8	24,049	3	6
By Region:
US	4,549	5	7	12,416	3	5
Europe	1,878	16	13	5,466	11	11
International	2,120	2	6	6,167	(2)	3
Total	8,547	7	8	24,049	3	6

Financial Performance – Q3 2025 results unless otherwise stated, growth % and commentary at CER. In Q3 2025 and YTD 2025, the adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 11 for further details.

	Q3 2025			Year to date
	£m	AER	CER	£m	AER	CER
Specialty Medicines	3,409	15%	16%	9,669	14%	16%
Specialty Medicines sales grew by double-digit percentages in the quarter and YTD, reflecting continued growth across disease areas, with strong performances in HIV, Respiratory, Immunology & Inflammation, and Oncology.

HIV	1,944	11%	12%	5,538	8%	10%
In Q3 2025 HIV sales grew by 12%, driven by strong patient demand growth of +10ppts with Dovato, Cabenuva and Apretude more than offsetting the decline in Triumeq following guideline changes at the end of 2024. Long-Acting Medicines contributed over 75% of total HIV growth in the quarter with Cabenuva contributing more than 50%. Growth also benefited from favourable pricing due to channel mix, which offset the impact of the IRA Medicare Part D redesign. The US grew 17% in the quarter. YTD, HIV sales grew by 10%, driven by +10ppts of patient demand growth. Long-Acting Medicines contributed over 80% of total HIV growth YTD with Cabenuva contributing more than 50%.

Oral 2DR	852	17%	18%	2,393	14%	16%
Dovato, the first and only once-daily oral 2DR for the treatment of HIV infection in both treatment naive and virally suppressed adults and adolescents, continues to be the largest product in the HIV portfolio with sales of £695 million in the quarter and growing 24%.

Long-Acting	477	52%	54%	1,302	45%	48%
Cabenuva, the only complete long-acting injectable regimen for HIV treatment, reached sales of £357 million in the quarter, growing 48% due to strong patient demand across US and Europe. Apretude, the first long-acting injectable option for HIV prevention, delivered sales of £120 million in the quarter, growing 75% compared to Q3 2024.

	Q3 2025			Year to date
	£m	AER	CER	£m	AER	CER
Respiratory, Immunology & Inflammation	954	13%	15%	2,721	14%	17%
Sales continued to grow at a double-digit rate in the quarter and YTD, and were primarily comprised of contributions from Nucala in respiratory and Benlysta in immunology.

Nucala	499	12%	14%	1,441	11%	13%
Nucala is an IL-5 antagonist monoclonal antibody treatment for severe asthma, with additional indications including CRSwNP, EGPA, HES and COPD. Sales growth in the quarter and YTD was driven by strong performance across all regions, reflecting higher patient demand for treatments addressing eosinophilic-led disease. Strong double-digit growth in the Europe and International regions continued in the quarter and YTD. US sales in the quarter and YTD grew at positive single digit percentages, with volume increases driven by higher patient demand and the recent launch in COPD, partially offset by ongoing pricing pressures, including the impact of IRA Medicare Part D redesign.

Benlysta	447	15%	17%	1,257	18%	21%
Sales of Benlysta, a monoclonal antibody treatment for lupus, grew in the quarter and YTD representing strong demand and volume growth with bio-penetration rates having increased across many markets.

Oncology	511	37%	39%	1,410	41%	44%
Oncology sales are largely comprised of sales from Jemperli, Zejula and Ojjaara/Omjjara. Strong Oncology sales growth in the quarter and YTD were driven in particular by increasing patient demand for Jemperli and Ojjaara/Omjjara partially offset by decreases in Zejula. Blenrep, a treatment in relapsed/refractory multiple myeloma, achieved YTD sales of £4m following launch and associated inventory build in the UK in Q2 2025, and from further initial commercial introductions in some smaller markets in Q3 2025.

Jemperli	230	77%	79%	600	89%	93%
Sales of Jemperli grew strongly in the quarter and YTD, driven largely by continued volume growth following Q3 2024 FDA approval and Q1 2025 EMA approval expanding the indication to include all adult patients with primary advanced or recurrent endometrial cancer. Strong growth continues in the US from high patient uptake, with the Europe and International regions increasingly contributing to sales and growth, with Jemperli now available in over 35 countries worldwide.

Zejula	137	(5%)	(4%)	419	(7%)	(5%)
Sales of Zejula, a PARP inhibitor treatment for ovarian cancer, reduced in the quarter and YTD. In the US, mid-single digit sales growth in the quarter was driven largely by favourable inventory movements and positive channel mix pricing impacts, however sales decreased YTD driven by ongoing volume reductions, including impacts of an FDA labelling update restricting use to certain patient populations, and unfavourable pricing including the impacts of IRA Medicare Part D redesign. The Europe and International regions continued to decline in the quarter and YTD, largely driven by reduced volumes from increased competition.

Ojjaara/Omjjara	146	49%	51%	396	69%	72%
Sales of Ojjaara/Omjjara, a treatment for myelofibrosis patients with anaemia, grew strongly in the quarter and YTD. US sales grew driven by volume with continued increases in patient uptake. Sales and growth contributions from Europe and International continued to increase following high patient uptake, and from commercial launches in 2025 across the regions including in France, Spain Italy, Australia and Canada. Ojjaara/Omjjara is now available in over 30 countries worldwide.

	Q3 2025			Year to date
	£m	AER	CER	£m	AER	CER
Vaccines	2,678	1%	2%	6,864	(1%)	1%
Vaccines sales increased in the quarter primarily driven by strong ex-US demand for Shingrix and Arexvy, partly offset by lower Established and Influenza vaccines sales. YTD sales growth was moderated by lower demand for Arexvy in the US and lower Shingrix sales in China.

Shingles	830	12%	13%	2,550	1%	3%
Shingrix growth was driven primarily by increased demand in Europe partly offset by lower sales in the US. Q3 2025 growth also benefitted from strong performance in International.

In Europe, Shingrix sales grew at 48% driven by continuous strong uptake from the launch in France together with higher market demand and expanded public funding across several countries.

Sales of Shingrix in International increased by 21% reflecting accelerated demand in Japan following expanded public funding from April 2025 partially offset by a strong 2024 comparator including rapid uptake from the national immunisation programme (NIP) in Australia. YTD sales reflected phasing of lower H1 2025 deliveries to our co-promotion partner in China.

US sales decreased by 15% due to the continuing slowdown in the pace of penetration of harder-to-activate unvaccinated consumers. The US cumulative immunisation rate reached 43%, up 4 percentage points compared to 12 months earlier(1).

Shingrix is now launched in 60 countries, with markets outside the US representing 66% of YTD 2025 global sales (YTD 2024: 57%). The overwhelming majority of ex-US Shingrix opportunity is concentrated in 10 markets where the average immunisation rate is around 10% with significantly higher uptake in funded cohorts.

Meningitis	541	4%	5%	1,270	11%	14%
Strong performance of our Meningitis vaccines was led by Bexsero, a vaccine against meningitis B, and also included initial sales from the US launch of Penmenvy, a pentavalent vaccine against meningitis A, B, C, W and Y.

Bexsero grew primarily in Europe driven by continued uptake following recommendation and reimbursement in Germany together with expanded cohort recommendations in France. Sales were also up in International due to higher demand and geographic expansion.

RSV	251	34%	36%	395	(9%)	(6%)
Arexvy sales increased in the quarter but decreased YTD. Q3 2025 growth was driven by Europe and International related to recommendation and reimbursement in Germany and tender deliveries in Canada and Spain. While YTD Arexvy maintained the US market leading position in the older adult setting, in the quarter US sales decreased reflecting lower pre-season channel inventory build and slower market uptake partly offset by favourable returns provision adjustments. YTD sales also reflected lower US H1 2025 demand, which was impacted by a more limited ACIP recommendation for adults aged 60-74 since June 2024.

Arexvy is approved in 67 markets globally, 20 countries have national RSV vaccination recommendations for older adults and 9, including the US, have reimbursement programmes for Arexvy in place at the quarter end.

Influenza	216	(24%)	(22%)	223	(26%)	(24%)
Influenza vaccines sales declined mainly in the US driven by competitive pressure.

Established Vaccines	840	(9%)	(8%)	2,426	(4%)	(2%)
Established Vaccines sales decreased in the quarter as a result of the impact of divested brands, lower sales for Cervarix and Synflorix and unfavourable US CDC stockpile movements for Boostrix partly offset by higher demand for MMRV vaccines, including a one-off sale of bulk antigen. The YTD decline is also driven by 2024 sales of AS03 adjuvant partially offset by favourable CDC stockpile movements for Infanrix/Pediarix.

(1) Based on data from IQVIA up until the end of Q2 2025

	Q3 2025			Year to date
	£m	AER	CER	£m	AER	CER
General Medicines	2,460	3%	4%	7,516	(4%)	(1%)
Sales include contributions from both the Respiratory portfolio, including Trelegy, and the Other General Medicine portfolio. Sales grew in the quarter, broadly stable on a YTD basis, with growth in Trelegy partially offset in the quarter, and was more than offset YTD, by reductions in other respiratory and Other General Medicine product sales.

Respiratory	1,702	5%	7%	5,283	(2%)	–%
Sales grew in the quarter, with an increased growth in Trelegy of 25% partially offset by decreases in other respiratory products, particularly in European and International regions, as a result of continued generic erosion and competitive pressures. YTD sales were broadly stable as Trelegy growth was fully offset by declines in other respiratory products.

Trelegy	736	23%	25%	2,246	10%	13%
Trelegy sales continued to grow in the quarter and YTD, with strong volume growth continued across all regions reflecting patient demand, SITT class growth, and increased market share. Growth in the quarter increased due to positive US pricing impacts, where favourable channel mix pricing adjustments contributed 10ppts of global growth, more than offsetting ongoing channel pricing pressures, including the impact of IRA Medicare Part D redesign.

Other General Medicines	758	(3%)	–%	2,233	(8%)	(4%)
Other General Medicines sales were broadly stable in the quarter and decreased YTD, reflecting the impacts of generic competition across the portfolio.

By Region

	Q3 2025			Year to date
	£m	AER	CER	£m	AER	CER
US	4,549	5%	7%	12,416	3%	5%
Specialty Medicines double-digit sales growth in the quarter and YTD was driven by strong double-digit growth in Oncology, HIV and Benlysta, driven largely by patient demand. Sales of Nucala grew single digit in the quarter and YTD, where growth from continued volume increases resulting from higher patient demand, including impacts from the recent launch in COPD, were partially offset by continued pricing pressures, including the impact of IRA Medicare Part D redesign.

Vaccines sales decreased in the quarter and YTD due to competitive pressure for Influenza vaccines, lower demand for Shingrix and lower pre-season channel inventory build together with slower market uptake for Arexvy. In addition in the quarter there were unfavourable CDC stockpile movements in Established vaccines. YTD Established vaccine sales benefitted from favourable CDC stockpile movements for Infanrix/Pediarix and higher demand for MMR vaccines related to measles outbreaks.

General Medicines sales increased double-digit in the quarter, driven by strong Trelegy sales with volume increases and positive pricing impacts as well as favourable channel mix pricing adjustments more than offsetting ongoing channel pricing pressures, including the impact of IRA Medicare Part D redesign. Growth in Trelegy was partially offset by reductions in other products across the other respiratory and Other General Medicine portfolios. YTD sales were broadly stable as Trelegy growth was offset by other reductions across the General Medicine portfolio.

US performance in the quarter and YTD reflected the introduction of the IRA Medicare Part D redesign, which adversely impacted a number of products across Specialty Medicines, Vaccines and General Medicines.

Europe	1,878	16%	13%	5,466	11%	11%
Specialty Medicines sales grew low double-digit in the quarter and YTD due to continued strong performance in Oncology, Benlysta and Nucala including the benefit from new indication launches. HIV sales grew low single-digit in the quarter and YTD.

Vaccines sales grew double digit driven by Shingrix launch uptake in France together with higher market demand and expanded public funding across several countries. Bexsero and Arexvy sales also grew strongly mainly in Germany following recommendations and reimbursements.

General Medicines sales decreased in the quarter and YTD, with growth for Trelegy and Anoro being more than offset by decreases across other general medicine products.

International	2,120	2%	6%	6,167	(2%)	3%
Specialty Medicines double-digit sales growth in the quarter and YTD was driven by Nucala in respiratory, Benlysta in immunology, and Oncology. HIV sales grew single-digit in the quarter and YTD.

Vaccines sales grew in the quarter driven by accelerated Shingrix demand in Japan and Arexvy tender supply in Canada partly offset by lower Established vaccines sales. YTD vaccines sales decreased reflecting lower deliveries to our co-promotion partner in China and a stronger 2024 comparator in Australia for Shingrix together with sales of AS03 adjuvant in H1 2024.

General Medicines sales increased low single digit in the quarter, but decreased low single digit YTD. Performance reflected double-digit growth for Trelegy and growth in Anoro being offset by decreases across other general medicine products.

Financial performance

Total Results	Q3 2025			Year to date
	£m	% AER	% CER	£m	% AER	% CER

Turnover	8,547	7	8	24,049	3	6
Cost of sales	(2,258)	(6)	(6)	(6,360)	(2)	(1)
Selling, general and administration	(2,239)	(41)	(41)	(6,449)	(23)	(20)
Research and development	(1,689)	16	16	(5,175)	18	20
Royalty income	208	24	23	634	37	37
Other operating income/(expense)	24			133

Operating profit	2,593	>100	>100	6,832	>100	>100
Net finance expense	(141)	14	14	(383)	(6)	(5)
Share of after tax profit/(loss) of associates and joint ventures	4			2

Profit before taxation	2,456	>100	>100	6,451	>100	>100

Taxation	(312)			(889)
Tax rate %	12.7%			13.8%

Profit after taxation	2,144	>100	>100	5,562	>100	>100
Profit attributable to non-controlling interests	131			482
Profit/(loss) attributable to shareholders	2,013			5,080
	2,144	>100	>100	5,562	>100	>100

Earnings per share	49.9p	>100	>100	125.1p	>100	>100
Financial Performance – Q3 2025 results unless otherwise stated, growth % and commentary at CER. In Q3 2025 and YTD 2025, the adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 11 for further details.

Core results Reconciliations between Total results and Core results Q3 2025, Q3 2024, YTD 2025 and YTD 2024 are set out on pages 20, 21, 23 and 24.

	Q3 2025			Year to date
	£m	% AER	% CER	£m	% AER	% CER

Turnover	8,547	7	8	24,049	3	6
Cost of sales	(2,059)	7	7	(5,771)	4	5
Selling, general and administration	(2,159)	4	5	(6,312)	1	4
Research and development	(1,552)	9	10	(4,451)	6	8
Royalty income	208	24	23	634	37	37

Core operating profit	2,985	8	11	8,149	6	9

Core profit before taxation	2,848	8	11	7,784	6	10
Taxation	(455)	(1)	2	(1,328)	3	7
Tax rate %	16.0%			17.1%
Core profit after taxation	2,393	10	13	6,456	7	11
Core profit attributable to non-controlling interests	176			513
Core profit attributable to shareholders	2,217			5,943
	2,393	10	13	6,456	7	11
Core Earnings per share	55.0p	11	14	146.3p	7	11

		Q3 2025			Year to date
		£m	AER	CER	£m	AER	CER
Cost of sales	Total	2,258	(6%)	(6%)	6,360	(2%)	(1%)
	% of sales	26.4%	(3.5%)	(3.9%)	26.4%	(1.5%)	(1.9%)
	Core	2,059	7%	7%	5,771	4%	5%
	% of sales	24.1%	0.1%	(0.2%)	24.0%	0.2%	(0.2%)
Total cost of sales as a percentage of sales decreased in the quarter and year to date primarily driven by additional amortisation in Q3 2024 for Zejula and Jemperli, as well as lower major restructuring and transaction-related items.

Core cost of sales as a percentage of sales in the quarter and year to date was broadly stable, with favourable mix benefits from growth in Specialty Medicines and regional mix driven by US and Europe sales, as well as operational efficiencies, being offset by inventory provision movements compared to 2024. The year to date also included pricing impacts with an adverse comparison to higher price benefits in the comparator period, as well as supply chain optimisation charges.

		Q3 2025			Year to date
		£m	AER	CER	£m	AER	CER
Selling, general & administration	Total	2,239	(41%)	(41%)	6,449	(23%)	(20%)
	% of sales	26.2%	(21.2%)	(21.3%)	26.8%	(9.1%)	(8.9%)
	Core	2,159	4%	5%	6,312	1%	4%
	% of sales	25.3%	(0.6%)	(0.7%)	26.2%	(0.7%)	(0.5%)
Total SG&A as a percentage of sales decreased in the quarter and year to date driven by lower Significant legal expenses due to the Q3 2024 charge of £1.8 billion ($2.3 billion) in relation to Zantac.

Core SG&A growth in the quarter and year to date reflected continued disciplined investment to support new asset launches, including Blenrep, Penmenvy, depemokimab and Blujepa, as well as growth of key assets including Shingrix, Nucala, Ojjaara/Omjjara and long-acting HIV medicines, with spend reallocated from General Medicines and the acceleration of ongoing productivity initiatives. Year to date Core SG&A growth also included a one percentage point impact driven by the Q1 2024 reversal of the legal provision related to the Zejula royalty dispute, following a successful appeal.

		Q3 2025			Year to date
		£m	AER	CER	£m	AER	CER
Research & development	Total	1,689	16%	16%	5,175	18%	20%
	% of sales	19.8%	1.6%	1.4%	21.5%	2.7%	2.5%
	Core	1,552	9%	10%	4,451	6%	8%
	% of sales	18.2%	0.3%	0.3%	18.5%	0.4%	0.3%
Total R&D growth in the quarter and year to date was driven by an increase in Core R&D expense, as well as higher impairment charges. The year to date included an impairment charge of £471 million related to the termination of the belrestotug development programme (anti-TIGIT mAb) in Q2 2025.

Core R&D investment increased reflecting progression across the portfolio. In Oncology, this included acceleration in work on ADCs and studies into Blenrep (1L), as well as IDRX-42, the GIST treatment acquired in Q1 2025. In Specialty Medicines, increased investment was driven by efimosfermin acquired from Boston Pharmaceuticals in Q3 2025, and progression of ULA treatment and PrEP programmes, notably Q4M and Q6M. Year to date growth was partly offset by lower spend on depemokimab following filing in Q4 2024.

Investment also increased on clinical trial programmes associated with the pneumococcal MAPS and mRNA seasonal flu.

		Q3 2025			Year to date
		£m	AER	CER	£m	AER	CER
Royalty income	Total	208	24%	23%	634	37%	37%
	Core	208	24%	23%	634	37%	37%
The increase in Total and Core royalty income in Q3 2025 and the year to date was primarily driven by Kesimpta(1), Abrysvo(2) and Comirnaty(3) royalties. The year to date included historic royalties recognised in association with the settlement of an IP dispute.

(1) Kesimpta is manufactured by and a trademark of Novartis AG (2) Abrysvo is manufactured by and a trademark of Pfizer Inc. (3) Comirnaty is manufactured by and a trademark of BioNTech and Pfizer Inc.

		Q3 2025			Year to date
		£m	AER	CER	£m	AER	CER
Other operating income/(expense)	Total	24	>100%	>100%	133	>100%	>100%
In Q3 2025 other operating income included a charge of £280 million (Q3 2024: £359 million) arising from the remeasurement of contingent consideration liabilities (CCL) and the liabilities for the Pfizer, Inc. (Pfizer) put option. The charge in the current quarter primarily reflected exchange movements and discount unwind. See page 22 for further details. Other net operating income at £304 million (Q3 2024: £24 million) was driven by the £268 million ($370 million) settlement from CureVac in connection with the mRNA patent settlement, as well as fair value movements on equity investments and other net income.

The year to date other operating income reflected a charge of £193 million (YTD 2024: £1,422 million) arising from the remeasurement of CCLs and the liabilities for the Pfizer put option, primarily reflecting discount unwind as well as updated sales forecasts partly offset by favourable foreign currency movements. See page 25 for further details. Other net operating income at £326m (YTD 2024: £236 million) includes the £268 million ($370 million) settlement from CureVac as well as fair value movements on equity investments and other net income.

		Q3 2025			Year to date
		£m	AER	CER	£m	AER	CER
Operating profit	Total	2,593	>100%	>100%	6,832	>100%	>100%
	% of sales	30.3%	28.0%	28.5%	28.4%	14.1%	14.5%
	Core	2,985	8%	11%	8,149	6%	9%
	% of sales	34.9%	0.4%	0.9%	33.9%	0.7%	1.0%
Total operating profit margin was higher in the quarter and year to date mainly due to the £1.8 billion charge for the Zantac settlement in Q3 2024, as well as higher other net operating income and lower CCL charges, partly offset by higher impairment charges.

Core operating profit growth in the quarter and year to date primarily reflected higher turnover, favourable product mix and royalty income including from IP settlements. Growth was partly offset by increased investment in R&D, new asset launches and growth assets, and adverse pricing impacts, as well as in the year to date the Q1 2024 reversal of the legal provision related to the Zejula royalty dispute, following a successful appeal.

		Q3 2025			Year to date
		£m	AER	CER	£m	AER	CER
Net finance expense	Total	141	14%	14%	383	(6%)	(5%)
	Core	132	16%	16%	358	(9%)	(8%)
The increase in net finance costs in Q3 2025 was mainly driven by higher interest expense on debt. The decrease in the year to date was mainly driven by higher interest income on favourable cash positions, favourable interest on tax, higher swap interest and favourable movements on derivatives fair value, partly offset by higher interest expense on debt.

		Q3 2025			Year to date
		£m	AER	CER	£m	AER	CER
Taxation	Total	312	>100%	>100%	889	92%	>100%
	Tax rate %	12.7%			13.8%
	Core	455	(1%)	2%	1,328	3%	7%
	Tax rate %	16.0%			17.1%
The effective tax rate on Total results reflected the different tax effects of the various Adjusting items included in Total results.

The effective tax rate on Core profits is broadly in line with expectations for the year. Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2024. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

		Q3 2025			Year to date
		£m	AER	CER	£m	AER	CER
Non-controlling interests ("NCIs")	Total	131	7%	11%	482	67%	73%
	Core	176	12%	15%	513	7%	10%
The increase in Total and Core NCIs in the quarter and year to date was primarily driven by higher core profit allocations from ViiV Healthcare, and a lower remeasurement loss on the CCL compared to the comparator periods impacting Total NCIs in the year to date.

		Q3 2025			Year to date
		£p	AER	CER	£p	AER	CER
Earnings per share	Total	49.9p	>100%	>100%	125.1p	>100%	>100%
	Core	55.0p	11%	14%	146.3p	7%	11%
The increase in the Q3 2025 and year to date Total EPS was primarily driven by lower Significant legal charges, higher other net operating income and lower CCL charges, partly offset by higher impairment charges.

The increase in the Core EPS in the quarter and year to date primarily reflected the growth in Core operating profit and the share buyback, as well as lower net finance costs in the year to date, partly offset by higher non-controlling interests.

Currency impact on results

The results for Q3 2025 are based on average exchange rates, principally $1.33/£1, €1.16/£1 and Yen198/£1. The period-end exchange rates were $1.34/£1, €1.14/£1 and Yen199/£1. Comparative exchange rates are given on page 38.

		Q3 2025			Year to date
		£m/£p	AER	CER	£m/£p	AER	CER
Turnover		8,547	7%	8%	24,049	3%	6%
Earnings per share	Total	49.9p	>100%	>100%	125.1p	>100%	>100%
	Core	55.0p	11%	14%	146.3p	7%	11%
In Q3 2025 and year to date, the adverse currency impact primarily reflected the strengthening of Sterling against US Dollar as well as emerging market currencies, partly offset in the quarter by strengthening of the Euro. Exchange gains on the settlement of intercompany transactions resulted in a minimal impact from currency on Core EPS in the quarter and a favourable one percentage point in the year to date. There was minimal impact on Total EPS.

Cash generation

Cash flow
	Q3 2025 £m	Q3 2024 £m	9 months 2025 £m	9 months 2024 £m
Cash generated from operations (£m)	2,520	2,499	6,254	5,275
Total net cash inflow/(outflow) from operating activities (£m)	2,222	2,154	5,463	4,225
Free cash inflow/(outflow)* (£m)	1,246	1,322	3,069	1,939
Free cash flow growth (%)	(6%)	(20%)	58%	48%
Free cash flow conversion* (%)	62%	>100%	60%	90%
Total net debt** (£m)	14,444	12,847	14,444	12,847

*	Free cash flow and free cash flow conversion are defined on page 50. Free cash flow is analysed on page 41.
**	Net debt is analysed on page 41.

Q3 2025

Cash generated from operations for the quarter was £2,520 million (Q3 2024: £2,499 million). The increase primarily reflected higher Core operating profit and the cash settlement from CureVac as well as lower inventory build, partly offset by £565 million Zantac settlement payments.

Total contingent consideration cash payments in the quarter were £326 million (Q3 2024: £309 million). £321 million (Q3 2024: £305 million) of these were recognised in cash flows from operating activities, including cash payments made to Shionogi & Co. Ltd (Shionogi) of £306 million (Q3 2024: £295 million).

Free cash inflow was £1,246 million for the quarter (Q3 2024: £1,322 million). The decrease was primarily driven by higher capital expenditure on intangible assets and lower proceeds from the sale of intangible assets, partly offset by lower taxation payments and higher cash generated from operations.

9 months 2025

Cash generated from operating activities was £6,254 million (9 months 2024: £5,275 million). The increase reflected higher Core operating profit, favourable timing and movements on returns and rebates, including the impact of the removal of the AMP cap in H1 2024, and the cash settlement from CureVac as well as lower inventory build. The increase was partly offset by an adverse movement in receivables driven by higher Arexvy and Shingrix collections in Q1 2024, as well as £688 million Zantac settlement payments.

Total contingent consideration cash payments in 9 months 2025 were £1,000 million (9 months 2024: £935 million). £989 million (9 months 2024: £924 million) of these were recognised in cash flows from operating activities, including cash payments made to Shionogi & Co. Ltd (Shionogi) of £956 million (9 months 2024: £900 million).

Free cash inflow was £3,069 million for 9 months 2025 (9 months 2024: £1,939 million). The increase was driven by higher cash generated from operations, lower tax payments, lower capital expenditure on property, plant and equipment, and lower net interest cost, partly offset by higher capital expenditure on intangible assets and lower proceeds from the sale of intangible assets.

Total Net debt

At 30 September 2025, net debt was £14,444 million, compared with £13,095 million at 31 December 2024, comprising gross debt of £17,750 million and cash and liquid investments of £3,306 million. See net debt information on page 41.

Net debt increased by £1,349 million primarily due to the net acquisition costs of IDRx, Inc. (IDRx), BP Asset IX, Inc. to access efimosfermin, and Cellphenomics GmbH totalling £1,655 million, dividends paid to shareholders of £1,918 million, and shares purchased as part of the share buyback programme of £1,125 million. This was partly offset by free cash inflow of £3,069 million and exchange gain on net debt of £241 million.

At 30 September 2025, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £2,856 million and £744 million repayable in the subsequent year.

Contacts
GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries:
Media	Simon Steel	+44 (0) 7824 700619	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

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Registered Office: 79 New Oxford Street London, WC1A 1DG

Q3 2025 pipeline highlights (since 30 July 2025)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory actions	Blenrep	DREAMM-7 (3L+ multiple myeloma)	Regulatory approval (US)
	Shingrix	Shingles, adults aged 18+ years at increased risk	Regulatory approval (CN)
	Shingrix	Shingles, liquid formulation	Positive CHMP Opinion (EU)
Regulatory submissions or acceptances	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory acceptance with Priority Review (US)
Phase III data readouts or other significant events	latozinemab	INFRONT-3 (frontotemporal dementia)	Phase III data readout*
	Ventolin	Low carbon MDI (asthma)	Positive phase III data readout
	Bexsero	Meningococcal B (infants)	Positive phase IIIb data readout (US)
	Zejula	glioblastoma	Orphan Drug Designation (US)
*latozinemab did not show benefit on the clinical co-primary endpoint of FTD-GRN progression (disclosed 21 October 2025; FTD-GRN: frontotemporal dementia due to a mutation in the progranulin gene)

Anticipated pipeline milestones

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H2 2025	camlipixant	CALM-1 (refractory chronic cough)	Phase III data readout*
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory decision (US)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory decision (US)
	depemokimab	NIMBLE (severe asthma)	Phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (CN)
	Ventolin	Low carbon MDI (asthma)	Regulatory submission (EU)
	Arexvy	RSV, adults aged 18+ immunocompromised	Regulatory submission (US, EU, JP)
	Shingrix	Shingles, liquid formulation	Regulatory decision (EU)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory decision (US)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory submission (US)
*CALM-1 results will be disclosed together with CALM-2

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H1 2026	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory decision (EU, CN, JP)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory decision (EU, CN, JP)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (US)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (JP)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory decision (EU, CN)
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Regulatory decision (CN)
	Arexvy	RSV, adults aged 60+ years	Phase III readout (CN)
	Arexvy	RSV, adults aged 60+ years	Regulatory submission (CN)
	Arexvy	RSV, adults aged 18-49 years at increased risk	Regulatory decision (US, JP)
	Arexvy	RSV, adults aged 18 and above	Regulatory decision (EU)
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Phase III data readout
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Regulatory submission (US, EU, CN, JP)
	Bexsero	Meningococcal B (infants)	Regulatory submission (US)
H2 2026	camlipixant	CALM-2 (refractory chronic cough)	Phase III data readout
	camlipixant	CALM-1/2 (refractory chronic cough)	Regulatory submission (US, EU, JP)
	depemokimab	OCEAN (eosinophilic granulomatosis with polyangiitis)	Phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (EU)
	Ventolin	Low carbon MDI (asthma)	Regulatory decision (EU)
	Jemperli	AZUR-1 (rectal cancer)	Phase II (pivotal) data readout
	Blenrep	DREAMM-8 (2L + multiple myeloma)	Regulatory submission (CN)
	cabotegravir	Q4M PrEP (HIV)	Phase II (pivotal) data readout
	cabotegravir	Q4M PrEP (HIV)	Regulatory submission (US)
	Arexvy	RSV, adults aged 18+ immunocompromised	Regulatory decision (US, EU, JP)
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Regulatory decision (US, JP)
	Bexsero	Meningococcal B (infants)	Regulatory decision (US)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory decision (US)

Refer to pages 42 to 49 for further details on several key medicines and vaccines in development by therapy area.

Trust: progress on our six priority areas for responsible business
Building Trust by operating responsibly is integral to GSK’s strategy and culture. This will support growth and returns to shareholders, reduce risk, and help GSK’s people thrive while delivering sustainable health impact at scale. The Company has identified six Responsible Business focus areas that address what is most material to GSK’s business and the issues that matter the most to its stakeholders. Highlights below include activity since Q2 2025 results. For more details on annual updates, please see GSK's Responsible Business Performance Report 2024(1).

Access
Commitment: to make GSK’s vaccines and medicines available at value-based prices that are sustainable for the business and implement access strategies that increase the use of GSK’s vaccines and medicines to treat and protect underserved people.

Progress since Q2 2025:

●
In September, the Ministry of Health in Peru adopted single-dose tafenoquine and related blood testing into its National Treatment Guidelines for adults with relapsing vivax malaria. Peru is now the third country worldwide, following Brazil and Thailand, to expand its antimalarial toolkit with tafenoquine. More information can be found here(2).

●	Performance metrics related to access are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 11.

Global health and health security
Commitment: develop novel products and technologies to treat and prevent priority diseases, including pandemic threats.
Progress since Q2 2025:

●
In August, GSK announced its scientists will join forces with leading infectious diseases teams from the University of Dundee and the University of Exeter to discover new treatments for fungal diseases, addressing a critical unmet need highlighted by the World Health Organization. This five-year project, supported by Wellcome with a research grant of £17.9 million, seeks to identify new antifungal treatments, with an initial focus on Cryptococcus neoformans, a deadly fungus causing meningitis, and Candida auris, which is thought to be the first human pathogenic fungus to have emerged as a result of climate change. By identifying new antifungal treatment options, the research also aims to help address the burden of antimicrobial resistance and contribute to long-term health security. More information can be found here(3).

●
The European Medicines Agency (EMA) granted orphan drug designation to AlpE - the combination of alpibectir and ethionamide - for the treatment of tuberculosis (TB). Alpibectir was identified in a successful public-private collaboration with GSK, the Pasteur Institute of Lille and the University of Lille and is currently being studied in combination with first line TB drugs. The EMA orphan designation marks a significant step forward in GSK’s mission to tackle drug-resistant TB and improve outcomes for patients worldwide. This achievement reflects the strength of GSK’s collaboration with BioVersys and the broader UNITE4TB consortium, and underscores GSK’s dedication to advancing global health through science and partnership. More information can be found here(4).

●	Performance metrics related to global health and health security are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 16.

Environment
Commitment: committed to a net zero, nature-positive, healthier planet with ambitious goals set for 2030 and 2045.
Progress since Q2 2025:

●
In September, GSK’s science-based targets for Land were independently validated using the Science Based Targets Network (SBTN) guidance, making GSK one of the first companies to have validated targets for Land and Freshwater. These targets focus on locations across its value chain where nature is particularly under pressure, including how GSK sources the raw materials needed to manufacture the medicines and vaccines that patients rely on. More information can be found here(5).

●
In October, GSK announced positive pivotal phase III data for its next-generation low carbon version of Ventolin (salbutamol) metered dose inhaler. Data confirm therapeutic equivalence and comparable safety profile for Ventolin (salbutamol) containing innovative low carbon propellant. If approved, this next-generation low carbon salbutamol has the potential to reduce greenhouse gas emissions by 92% per inhaler compared to the current version. GSK will proceed with regulatory submissions, with launch expected in some markets in 2026. More information can be found here(6).

●	Performance metrics related to environment are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 19.

Inclusion
Commitment: meet patients’ needs with research that includes those impacted by the disease under study, attract and retain the best talent regardless of background, and support all GSK people to thrive.

●	Performance metrics related to inclusion are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 27.

Ethical standards
Commitment: promote ethical behaviour across GSK’s business by supporting its employees to do the right thing and working with suppliers that share GSK’s standards and operate responsibly.

●	Performance metrics related to ethical standards are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 29.

Product governance
Commitment: maintain robust quality and safety processes and responsibly use data and new technologies.

●	Performance metrics related to product governance are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 34.

Responsible Business rating performance
Detailed below is how GSK performs in key Responsible Business ratings(7).

External benchmark	Current score/ranking	Previous score/ranking	Comments
Access to Medicines Index	3.72	4.06	Second in the Index, updated bi-annually, current results from November 2024. Score ranging from 0 to 5
Antimicrobial resistance benchmark	84%	86%	Led the benchmark since its inception in 2018; Current ranking updated November 2021
CDP Climate Change	A	A-	Updated annually, current scores updated February 2025 (for supplier engagement, July 2025)
CDP Water Security	A	A-
CDP Forests (palm oil)	B	B
CDP Forests (timber)	B	B
CDP supplier engagement rating	Leader	Leader
Sustainalytics	13.7	14.8	1st percentile in pharma subindustry group; lower score represents lower risk. Current score as at October 2025
MSCI	AA	AA	Last rating action date: September 2023
ISS Corporate Rating	B+	B+	Current score updated October 2024
FTSE4Good	Member	Member	Member since 2004, latest review in June 2024
ShareAction’s Workforce Disclosure Initiative	79%	77%	Current score updated January 2024
Footnotes:

(1) https://www.gsk.com/media/11863/responsible-business-performance-report-2024.pdf
(2) https://www.mmv.org/newsroom/news-resources-search/peru-adopts-single-dose-tafenoquine-g6pd-testing-national-guidelines
(3) https://www.linkedin.com/posts/gsk_facts-about-cryptococcal-meningitis-activity-7351173774827757568-PjAz?utm_source=share&utm_medium=member_desktop&rcm=ACoAAANan98BXKzcNRNQatoSpSDzqglXItiBpVg
(4) BioVersys receives EMA Orphan Designation for the combination of alpibectir and ethionamide for the treatment of tuberculosis | BioVersys
(5) https://sciencebasedtargetsnetwork.org/news/news/climate-week-nyc-leading-companies-step-up-for-nature/
(6) https://www.gsk.com/en-gb/media/press-releases/gsk-announces-positive-pivotal-phase-iii-data-for-next-generation-low-carbon-version-of-ventolin-salbutamol-metered-dose-inhaler/
(7) GSK’s Responsible Business ratings are regularly reviewed to ensure the external benchmarks listed remain high quality, appropriate and relevant to investors. The outcome of these reviews may lead to changes on which ratings are included in the table above – last updated July 2025.

Total and Core results
Total reported results represent the Group’s overall performance.

GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Core results are defined below and other non-IFRS measures are defined on pages 50 and 51.

GSK believes that Core results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Core results exclude the following items in relation to our operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; Significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses from operations are retained within both Total and Core results.

As Core results include the benefits of Major restructuring programmes but exclude significant costs (such as Significant legal charges and expenses, major restructuring costs and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Core earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Core earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Core results, providing further information on the key Adjusting items, are set out on pages 20 and 23.

GSK provides earnings guidance to the investor community on the basis of Core results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare

ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 85% of the Total earnings and 83% of the Core earnings of ViiV Healthcare for 2024.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the nine months ended 30 September 2025 were £956 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 89 and 90 of the Annual Report 2024.

The reconciliations between Total results and Core results for Q3 2025 and Q3 2024 are set out below.

Three months ended 30 September 2025

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	8,547						8,547
Cost of sales	(2,258)	175		19		5	(2,059)

Gross profit	6,289	175		19		5	6,488

Selling, general and administration	(2,239)			38	39	3	(2,159)
Research and development	(1,689)	23	112	2			(1,552)
Royalty income	208						208
Other operating income/(expense)	24			(1)	280	(303)	–

Operating profit	2,593	198	112	58	319	(295)	2,985

Net finance expense	(141)					9	(132)
Share of after tax profit/(loss) of associates and joint ventures	4					(9)	(5)

Profit before taxation	2,456	198	112	58	319	(295)	2,848

Taxation	(312)	(29)	(28)	(14)	(76)	4	(455)
Tax rate %	12.7%						16.0%

Profit after taxation	2,144	169	84	44	243	(291)	2,393

Profit attributable to non-controlling interests	131				45		176

Profit/(loss) attributable to shareholders	2,013	169	84	44	198	(291)	2,217

	2,144	169	84	44	243	(291)	2,393

Earnings per share	49.9p	4.2p	2.1p	1.1p	4.9p	(7.2p)	55.0p

Weighted average number of shares (millions)	4,034						4,034

Three months ended 30 September 2024

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	8,012						8,012
Cost of sales	(2,397)	402		67	2	5	(1,921)

Gross profit	5,615	402		67	2	5	6,091

Selling, general and administration	(3,800)			33		1,697	(2,070)
Research and development	(1,459)	13	17	1			(1,428)
Royalty income	168						168
Other operating income/(expense)	(335)			(1)	359	(23)	–

Operating profit	189	415	17	100	361	1,679	2,761
Net finance expense	(124)			1		9	(114)
Share of after tax profit/(loss) of associates and joint ventures	(1)						(1)
Profit before taxation	64	415	17	101	361	1,688	2,646

Taxation	1	(88)	(3)	(22)	(103)	(246)	(461)
Tax rate %	(1.6%)						17.4%
Profit after taxation	65	327	14	79	258	1,442	2,185

Profit attributable to non-controlling interests	123				34		157
Profit attributable to shareholders	(58)	327	14	79	224	1,442	2,028
	65	327	14	79	258	1,442	2,185

Earnings per share	(1.4p)	8.0p	0.3p	1.9p	5.5p	35.4p	49.7p

Weighted average number of shares (millions)	4,080						4,080

Adjusting items Q3 2025

Major restructuring and integration
Charges of £58 million (Q3 2024: £100 million) were incurred relating to ongoing projects categorised as Major restructuring programmes, analysed as follows:

	Q3 2025			Q3 2024
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation restructuring programme	41	2	43	42	(2)	40
Significant acquisitions	4	–	4	15	–	15
Legacy programmes	9	2	11	45	–	45
	54	4	58	102	(2)	100
The Separation restructuring programme incurred cash charges of £41 million primarily from restructuring of some commercial and administrative functions. The programme focussed on the separation of GSK into two separate companies and is now largely complete.

Costs of significant acquisitions relate to integration costs of Affinivax Inc. (Affinivax) which was acquired in Q3 2022, BELLUS Health Inc. (Bellus) acquired in Q2 2023, Aiolos Bio, Inc. (Aiolos) acquired in Q1 2024, IDRx acquired in Q1 2025 and BP Asset IX, Inc. acquired to access efimosfermin in Q3 2025.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £319 million (Q3 2024: £361 million), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q3 2025 £m	Q3 2024 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	249	292
ViiV Healthcare put options and Pfizer preferential dividends	(7)	(16)
Contingent consideration on former Novartis Vaccines business	25	46
Contingent consideration on acquisition of Affinivax	10	15
Other contingent consideration	3	–
Other adjustments	39	24

Total transaction-related charges/(credits)	319	361
The £249 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi driven by updated exchange rates and net other remeasurements of £154 million and the unwind of the discount for £95 million. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 19.

There was a £25 million charge in the quarter relating to the contingent consideration on the former Novartis Vaccines business primarily related to updated exchange rates and the unwind of the discount.

The £10 million charge relating to the contingent consideration on the acquisition of Affinivax primarily related to the unwind of the discount.

Significant legal charges, Divestments, and other items

Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

Divestments and other items included the £268 million ($370 million) settlement from CureVac in connection with the mRNA patent settlement, as well as other net income, including fair value movements on equity investments.

The reconciliations between Total results and Core results for YTD 2025 and YTD 2024 are set out below.

Nine months ended 30 September 2025

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	24,049						24,049
Cost of sales	(6,360)	546		30		13	(5,771)

Gross profit	17,689	546		30		13	18,278

Selling, general and administration	(6,449)			54	48	35	(6,312)
Research and development	(5,175)	65	652	7			(4,451)
Royalty income	634						634
Other operating income/(expense)	133				193	(326)	–

Operating profit	6,832	611	652	91	241	(278)	8,149

Net finance expense	(383)					25	(358)
Share of after tax profit/(loss) of associates and joint venture	2					(9)	(7)
Profit before taxation	6,451	611	652	91	241	(262)	7,784

Taxation	(889)	(134)	(163)	(22)	(134)	14	(1,328)
Tax rate %	13.8%						17.1%

Profit after taxation	5,562	477	489	69	107	(248)	6,456

Profit attributable to non-controlling interests	482				31		513

Profit/(loss) attributable to shareholders	5,080	477	489	69	76	(248)	5,943

	5,562	477	489	69	107	(248)	6,456

Earnings per share	125.1p	11.7p	12.0p	1.7p	1.9p	(6.1p)	146.3p

Weighted average number of shares (millions)	4,062						4,062

Nine months ended 30 September 2024

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	23,259						23,259
Cost of sales	(6,489)	764		141	40	13	(5,531)

Gross profit	16,770	764		141	40	13	17,728

Selling, general and administration	(8,352)			125	1	1,954	(6,272)
Research and development	(4,370)	40	118	10			(4,202)
Royalty income	463						463
Other operating income/(expense)	(1,186)			5	1,422	(241)	–

Operating profit	3,325	804	118	281	1,463	1,726	7,717

Net finance expense	(408)			1		13	(394)
Share of after tax profit/(loss) of associates and joint ventures	(3)						(3)

Profit before taxation	2,914	804	118	282	1,463	1,739	7,320

Taxation	(464)	(172)	(28)	(69)	(300)	(255)	(1,288)
Tax rate %	15.9%						17.6%

Profit after taxation	2,450	632	90	213	1,163	1,484	6,032

Profit attributable to non-controlling interests	289				192		481
Profit/(loss) attributable to shareholders	2,161	632	90	213	971	1,484	5,551

	2,450	632	90	213	1,163	1,484	6,032
Earnings per share	53.0p	15.5p	2.2p	5.2p	23.8p	36.5p	136.2p
Weighted average number of shares (millions)	4,076						4,076

Adjusting items 9 months 2025

Major restructuring and integration

Charges of £91 million (9 months 2024: £281 million) were incurred relating to ongoing projects categorised as Major restructuring programmes, analysed as follows:

	9 months 2025			9 months 2024

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation restructuring programme	49	17	66	169	14	183
Significant acquisitions	12	–	12	50	1	51
Legacy programmes	11	2	13	47	–	47
	72	19	91	266	15	281
The Separation restructuring programme incurred cash charges of £49 million primarily from the restructuring of some commercial and administrative functions. The non-cash charges of £17 million primarily reflected the write-down of assets in manufacturing locations.

The programme focussed on the separation of GSK into two separate companies and is now largely complete. The programme has delivered its target of £1.1 billion of annual savings, with total costs still expected at £2.4 billion, with cash charges of £1.7 billion and non-cash charges of £0.7 billion.

Costs of significant acquisitions relate to integration costs of Affinivax which were acquired in Q3 2022, Bellus acquired in Q2 2023, Aiolos acquired in Q1 2024, IDRx acquired in Q1 2025 and BP Asset IX, Inc. acquired to access efimosfermin in Q3 2025.

Cash charges of £11 million under Legacy programmes primarily arose from the divestment of the cephalosporins business.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £241 million (9 months 2024: £1,463 million), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	9 months 2025 £m	9 months 2024 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	161	1,106
ViiV Healthcare put options and Pfizer preferential dividends	(96)	54
Contingent consideration on former Novartis Vaccines business	134	206
Contingent consideration on acquisition of Affinivax	(16)	31
Other contingent consideration	10	–
Other adjustments	48	66

Total transaction-related charges	241	1,463
The £161 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, driven by the unwind of the discount for £308 million partly offset by updated exchange rates and net other remeasurements of £147 million. The £96 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented a decrease in the valuation of the put option primarily as a result of updated exchange rates and sales forecasts. The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 19.

The £134 million charge relating to the contingent consideration on the former Novartis Vaccines business primarily related to changes to future sales forecasts, updated exchange rates and the unwind of the discount.

The £16 million credit relating to the contingent consideration on the acquisition of Affinivax primarily related to updated milestone payment dates partly offset by the unwind of the discount.

Significant legal charges, Divestments, and other items
Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

Divestments and other items included the £268 million ($370 million) settlement from CureVac in connection with the mRNA patent settlement, as well as other net income, including fair value movements on equity investments.

Financial information
Income statement

	Q3 2025 £m	Q3 2024 £m	9 months 2025 £m	9 months 2024 £m

TURNOVER	8,547	8,012	24,049	23,259

Cost of sales	(2,258)	(2,397)	(6,360)	(6,489)
Gross profit	6,289	5,615	17,689	16,770

Selling, general and administration	(2,239)	(3,800)	(6,449)	(8,352)
Research and development	(1,689)	(1,459)	(5,175)	(4,370)
Royalty income	208	168	634	463
Other operating income/(expense)	24	(335)	133	(1,186)

OPERATING PROFIT	2,593	189	6,832	3,325

Finance income	26	32	130	88
Finance expense	(167)	(156)	(513)	(496)
Share of after tax profit/(loss) of associates and joint ventures	4	(1)	2	(3)

PROFIT BEFORE TAXATION	2,456	64	6,451	2,914

Taxation	(312)	1	(889)	(464)
Tax rate %	12.7%	(1.6%)	13.8%	15.9%

PROFIT AFTER TAXATION	2,144	65	5,562	2,450

Profit attributable to non-controlling interests	131	123	482	289
Profit attributable to shareholders	2,013	(58)	5,080	2,161
	2,144	65	5,562	2,450

EARNINGS PER SHARE	49.9p	(1.4p)	125.1p	53.0p

Diluted earnings per share	49.1p	(1.4p)	123.0p	52.2p

Statement of comprehensive income

	Q3 2025 £m	Q3 2024 £m	9 months 2025 £m	9 months 2024 £m
Total profit for the period	2,144	65	5,562	2,450

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	25	164	292	(47)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(1)	(57)	(9)	(56)
Fair value movements on cash flow hedges	23	(1)	(33)	(1)
Cost of hedging	3	(5)	12	(5)
Deferred tax on fair value movements on cash flow hedges	(1)	(1)	(1)	(1)
Reclassification of cash flow hedges to income statement	(19)	2	29	4
	30	102	290	(106)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	9	(24)	(14)	(17)
Fair value movements on equity investments	115	(27)	81	(108)
Tax on fair value movements on equity investments	(10)	3	(14)	6
Fair value movements on cash flow hedges	–	3	–	2
Remeasurement gains/(losses) on defined benefit plans	58	192	132	373
Tax on remeasurement losses/(gains) on defined benefit plans	(15)	(45)	(31)	(87)
	157	102	154	169

Other comprehensive income/(expense) for the period	187	204	444	63

Total comprehensive income for the period	2,331	269	6,006	2,513

Total comprehensive income for the period attributable to:
Shareholders	2,191	170	5,538	2,241
Non-controlling interests	140	99	468	272
	2,331	269	6,006	2,513

Balance sheet

	30 September 2025 £m	31 December 2024 £m
ASSETS
Non-current assets
Property, plant and equipment	9,342	9,227
Right of use assets	790	846
Goodwill	7,117	6,982
Other intangible assets	16,865	15,515
Investments in associates and joint ventures	129	96
Other investments	954	1,100
Deferred tax assets	6,168	6,757
Derivative instruments	–	1
Other non-current assets	2,132	1,942

Total non-current assets	43,497	42,466

Current assets
Inventories	6,118	5,669
Current tax recoverable	367	489
Trade and other receivables	7,937	6,836
Derivative financial instruments	107	109
Liquid investments	10	21
Cash and cash equivalents	3,296	3,870
Assets held for sale	7	3

Total current assets	17,842	16,997

TOTAL ASSETS	61,339	59,463

LIABILITIES
Current liabilities
Short-term borrowings	(2,856)	(2,349)
Contingent consideration liabilities	(1,236)	(1,172)
Trade and other payables	(15,675)	(15,335)
Derivative financial instruments	(113)	(192)
Current tax payable	(324)	(703)
Short-term provisions	(1,130)	(1,946)

Total current liabilities	(21,334)	(21,697)

Non-current liabilities
Long-term borrowings	(14,894)	(14,637)
Deferred tax liabilities	(390)	(382)
Pensions and other post-employment benefits	(1,663)	(1,864)
Derivative financial instruments	(66)	–
Other provisions	(673)	(589)
Contingent consideration liabilities	(5,547)	(6,108)
Other non-current liabilities	(1,020)	(1,100)

Total non-current liabilities	(24,253)	(24,680)

TOTAL LIABILITIES	(45,587)	(46,377)

NET ASSETS	15,752	13,086

EQUITY
Share capital	1,349	1,348
Share premium account	3,486	3,473
Retained earnings	10,016	7,796
Other reserves	1,297	1,054

Shareholders’ equity	16,148	13,671

Non-controlling interests	(396)	(585)

TOTAL EQUITY	15,752	13,086

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2025	1,348	3,473	7,796	1,054	13,671	(585)	13,086

Profit for the period			5,080		5,080	482	5,562
Other comprehensive income/(expense) for the period			371	87	458	(14)	444

Total comprehensive income/(expense) for the period			5,451	87	5,538	468	6,006

Distributions to non-controlling interests						(279)	(279)
Dividends to shareholders			(1,918)		(1,918)		(1,918)
Realised after tax losses on disposal or liquidation of equity investments			26	(26)			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			(1)	1			–
Shares issued	1	13			14		14
Purchase of treasury shares (*)			(1,425)		(1,425)		(1,425)
Write-down on shares held by ESOP Trusts			(181)	181			–
Share-based incentive plans			268		268		268

At 30 September 2025	1,349	3,486	10,016	1,297	16,148	(396)	15,752
(*) Includes shares committed to repurchase under irrevocable contracts and repurchases subject to settlement at the end of the period.

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2024	1,348	3,451	7,239	1,309	13,347	(552)	12,795

Profit for the period			2,161		2,161	289	2,450
Other comprehensive income/(expense) for the period			146	(66)	80	(17)	63

Total comprehensive income/(expense) for the period			2,307	(66)	2,241	272	2,513

Distributions to non-controlling interests						(288)	(288)
Dividends to shareholders			(1,832)		(1,832)		(1,832)
Realised after tax losses on disposal or liquidation of equity investments			15	(15)			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			52	(52)			–
Shares issued		20			20		20
Write-down of shares held by ESOP Trusts			(283)	283			–
Shares acquired by ESOP Trusts		2	457	(459)			–
Share-based incentive plans			232		232		232
Contributions from non-controlling interests						9	9
Changes to non-controlling interest						4	4
At 30 September 2024	1,348	3,473	8,187	1,000	14,008	(555)	13,453

Cash flow statement nine months ended 30 September 2025

	9 months 2025 £m	9 months 2024 £m
Profit after tax	5,562	2,450
Tax on profits	889	464
Share of after tax loss/(profit) of associates and joint ventures	(2)	3
Net finance expense	383	408
Depreciation, amortisation and other adjusting items	2,720	2,139
(Increase)/decrease in working capital	(2,025)	(1,669)
Contingent consideration paid	(989)	(924)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	(284)	2,404
Cash generated from operations	6,254	5,275
Taxation paid	(791)	(1,050)
Total net cash inflow/(outflow) from operating activities	5,463	4,225
Cash flow from investing activities
Purchase of property, plant and equipment	(775)	(855)
Proceeds from sale of property, plant and equipment	11	4
Purchase of intangible assets	(1,185)	(992)
Proceeds from sale of intangible assets	112	126
Purchase of equity investments	(52)	(76)
Proceeds from sale of equity investments	138	2,354
Purchase of businesses, net of cash acquired	(1,655)	(748)
Investment in joint ventures and associates	–	(42)
Contingent consideration paid	(11)	(11)
Disposal of businesses	(28)	(13)
Interest received	117	91
(Increase)/decrease in liquid investments	11	21
Dividends from joint ventures and associates	–	15
Dividend and distributions from investments	17	16
Total net cash inflow/(outflow) from investing activities	(3,300)	(110)
Cash flow from financing activities
Issue of share capital	14	20
Repayment of long-term loans	(1,402)	(787)
Issue of long-term notes	1,979	–
Net increase/(decrease) in short-term loans	551	(623)
Increase in other short-term loans	112	–
Repayment of other short-term loans	(282)	–
Repayment of lease liabilities	(166)	(170)
Interest paid	(384)	(385)
Dividends paid to shareholders	(1,918)	(1,832)
Purchase of treasury shares	(1,125)	–
Distribution to non-controlling interests	(279)	(288)
Contributions from non-controlling interests	–	9
Other financing items	71	172
Total net cash inflow/(outflow) from financing activities	(2,829)	(3,884)
Increase/(decrease) in cash and bank overdrafts in the period	(666)	231
Cash and bank overdrafts at beginning of the period	3,403	2,858
Exchange adjustments	22	(61)
Increase/(decrease) in cash and bank overdrafts in the period	(666)	231
Cash and bank overdrafts at end of the period	2,759	3,028
Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	3,296	3,192
Overdrafts	(537)	(164)
	2,759	3,028

Sales tables

Specialty Medicines turnover – three months ended 30 September 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
HIV	1,944	11	12	1,346	15	17	380	5	1	218	1	5
Dolutegravir products	1,418	2	3	895	3	5	325	2	(1)	198	(2)	1
Tivicay	330	(1)	–	196	5	6	58	(3)	(7)	76	(14)	(10)
Triumeq	236	(27)	(26)	176	(23)	(22)	34	(35)	(37)	26	(37)	(34)
Juluca	157	(4)	(2)	126	(2)	1	28	(10)	(13)	3	(25)	(25)
Dovato	695	23	24	397	23	26	205	17	14	93	33	39
Cabenuva	357	46	48	295	47	50	51	31	28	11	83	>100
Apretude	120	74	75	116	76	80	–	–	–	4	33	(33)
Rukobia	41	5	8	38	3	3	2	–	–	1	>100	>100
Other	8	(11)	(33)	2	–	–	2	(50)	(75)	4	33	–
Respiratory, Immunology & Inflammation	954	13	15	621	12	14	165	19	16	168	13	17
Nucala	499	12	14	252	7	9	133	17	13	114	20	25
Benlysta	447	15	17	369	16	18	35	25	21	43	–	2
Other	8	(20)	(10)	–	(100)	>(100)	(3)	1	34	11	–	–
Oncology	511	37	39	349	32	34	122	39	35	40	90	>100
Jemperli	230	77	79	171	61	64	44	>100	>100	15	>100	>100
Zejula	137	(5)	(4)	73	1	4	51	(7)	(9)	13	(24)	(24)
Blenrep	–	(100)	>(100)	–	–	–	–	(100)	(100)	–	–	–
Ojjaara/Omjjara	146	49	51	105	22	24	28	>100	>100	13	>100	>100
Other	(2)	–	50	–	–	–	(1)	50	–	(1)	>(100)	>100
Specialty Medicines	3,409	15	16	2,316	16	19	667	13	10	426	11	15

Specialty Medicines turnover – nine months ended 30 September 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
HIV	5,538	8	10	3,767	11	14	1,133	2	2	638	3	7
Dolutegravir products	4,092	–	2	2,536	1	3	973	(1)	(1)	583	–	4
Tivicay	977	(3)	(1)	566	–	2	174	(8)	(8)	237	(6)	(3)
Triumeq	722	(26)	(24)	519	(24)	(22)	117	(32)	(32)	86	(31)	(26)
Juluca	473	(5)	(3)	377	(4)	(1)	87	(8)	(8)	9	(10)	(10)
Dovato	1,920	20	22	1,074	22	25	595	14	14	251	28	33
Cabenuva	992	41	44	817	42	45	147	34	34	28	56	72
Apretude	310	59	63	304	61	65	–	–	–	6	–	(17)
Rukobia	123	12	15	108	4	6	7	17	17	8	>100	>100
Other	21	(28)	(28)	2	(67)	(50)	6	(50)	(50)	13	18	9
Respiratory, Immunology & Inflammation	2,721	14	17	1,753	12	14	469	15	15	499	21	27
Nucala	1,441	11	13	728	4	6	385	15	15	328	25	30
Benlysta	1,257	18	21	1,025	18	21	98	15	15	134	16	21
Other	23	1	5	–	(100)	>(100)	(14)	(26)	(26)	37	16	19
Oncology	1,410	41	44	977	39	43	333	34	34	100	92	>100
Jemperli	600	89	93	456	76	80	107	>100	>100	37	>100	>100
Zejula	419	(7)	(5)	216	(7)	(5)	164	(6)	(5)	39	(11)	(2)
Blenrep	4	>100	>100	–	100	100	4	–	–	–	–	–
Ojjaara/Omjjara	396	69	72	305	43	47	66	>100	>100	25	>100	>100
Other	(9)	>(100)	>(100)	–	–	–	(8)	>(100)	>(100)	(1)	>(100)	>100
Specialty Medicines	9,669	14	16	6,497	15	17	1,935	10	10	1,237	15	20

Vaccines turnover – three months ended 30 September 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Shingles	830	12	13	256	(17)	(15)	297	53	48	277	16	21
Shingrix	830	12	13	256	(17)	(15)	297	53	48	277	16	21
Meningitis	541	4	5	316	–	3	154	26	23	71	(13)	(11)
Bexsero	367	10	11	162	(4)	(1)	151	26	23	54	17	24
Menveo	168	(3)	(1)	149	1	3	2	100	100	17	(29)	(33)
Penmenvy	5	–	–	5	–	–	–	–	–	–	–	–
Other	1	(92)	(92)	–	–	–	1	–	–	–	(100)	(100)
RSV	251	34	36	140	(21)	(20)	75	>100	>100	36	>100	>100
Arexvy	251	34	36	140	(21)	(20)	75	>100	>100	36	>100	>100
Influenza	216	(24)	(22)	163	(33)	(32)	18	20	20	35	40	48
Fluarix, FluLaval	216	(24)	(22)	163	(33)	(32)	18	20	20	35	40	48
Established Vaccines	840	(9)	(8)	389	(6)	(4)	181	(3)	(4)	270	(15)	(15)
Boostrix	182	(14)	(13)	122	(13)	(11)	36	3	–	24	(31)	(31)
Cervarix	(11)	>(100)	>(100)	–	–	–	1	(75)	(75)	(12)	>(100)	>(100)
Hepatitis	183	–	1	101	(10)	(8)	54	17	15	28	12	12
Infanrix, Pediarix	145	(4)	(1)	92	(3)	(1)	27	–	(4)	26	(10)	–
Priorix, Priorix Tetra, Varilrix	146	76	73	15	25	25	32	–	–	99	>100	>100
Rotarix	152	(1)	–	54	4	6	33	14	7	65	(10)	(7)
Synflorix	28	(44)	(44)	–	–	–	–	(100)	>(100)	28	(39)	(39)
Other	15	(79)	(75)	5	67	67	(2)	>(100)	>(100)	12	(80)	(78)
Vaccines	2,678	1	2	1,264	(13)	(12)	725	39	35	689	3	6

Vaccines turnover – nine months ended 30 September 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Shingles	2,550	1	3	869	(19)	(17)	947	42	42	734	(5)	(1)
Shingrix	2,550	1	3	869	(19)	(17)	947	42	42	734	(5)	(1)
Meningitis	1,270	11	14	582	–	3	449	32	33	239	7	14
Bexsero	900	15	18	310	(5)	(2)	441	33	34	149	17	28
Menveo	349	4	6	267	5	7	6	20	20	76	(1)	1
Penmenvy	5	–	–	5	–	–	–	–	–	–	–	–
Other	16	(27)	(27)	–	–	–	2	(33)	(33)	14	(26)	(26)
RSV	395	(9)	(6)	230	(41)	(39)	112	>100	>100	53	36	49
Arexvy	395	(9)	(6)	230	(41)	(39)	112	>100	>100	53	36	49
Influenza	223	(26)	(24)	159	(35)	(34)	18	29	29	46	2	9
Fluarix, FluLaval	223	(26)	(24)	159	(35)	(34)	18	29	29	46	2	9
Established Vaccines	2,426	(4)	(2)	1,028	2	4	519	(4)	(4)	879	(10)	(7)
Boostrix	504	(5)	(3)	312	(7)	(5)	110	6	6	82	(10)	(5)
Cervarix	15	(77)	(79)	–	–	–	7	(36)	(36)	8	(85)	(87)
Hepatitis	507	(3)	(1)	270	(8)	(6)	150	5	5	87	5	11
Infanrix, Pediarix	415	6	9	242	17	20	82	(6)	(6)	91	(6)	–
Priorix, Priorix Tetra, Varilrix	327	36	38	48	85	88	90	(3)	(2)	189	56	58
Rotarix	426	(1)	1	137	–	2	92	5	5	197	(4)	–
Synflorix	136	(13)	(11)	–	–	–	2	(71)	(71)	134	(11)	(9)
Other	96	(51)	(49)	19	73	82	(14)	>(100)	>(100)	91	(48)	(48)
Vaccines	6,864	(1)	1	2,868	(13)	(11)	2,045	30	31	1,951	(5)	(1)

General Medicines turnover – three months ended 30 September 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Respiratory	1,702	5	7	918	12	14	339	–	(2)	445	(3)	–
Anoro Ellipta	137	(6)	(5)	51	(24)	(22)	60	7	4	26	13	22
Flixotide/Flovent	98	(13)	(12)	65	(11)	(10)	14	(7)	(13)	19	(24)	(20)
Relvar/Breo Ellipta	256	6	7	97	13	14	87	2	(1)	72	3	9
Seretide/Advair	199	(9)	(7)	61	–	3	44	(12)	(16)	94	(12)	(9)
Trelegy Ellipta	736	23	25	536	28	30	84	6	5	116	15	19
Ventolin	156	(11)	(10)	77	(14)	(13)	27	8	4	52	(15)	(10)
Other Respiratory	120	(2)	(2)	31	35	35	23	(18)	(11)	66	(8)	(10)
Other General Medicines	758	(3)	–	51	(2)	4	147	(13)	(16)	560	–	4
Augmentin	137	(6)	(5)	–	–	–	38	(12)	(12)	99	(4)	(2)
Lamictal	99	5	6	42	14	11	26	(4)	(7)	31	3	13
Other General Medicines	522	(3)	–	9	(40)	(13)	83	(15)	(20)	430	1	5
General Medicines	2,460	3	4	969	11	13	486	(4)	(7)	1,005	(1)	2

General Medicines turnover – nine months ended 30 September 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	5,283	(2)	—	2,886	(1)	2	1,037	(2)	(2)	1,360	(6)	(1)
Anoro Ellipta	410	(4)	(1)	163	(15)	(13)	173	5	5	74	7	14
Flixotide/Flovent	308	(20)	(18)	200	(23)	(21)	47	(8)	(8)	61	(18)	(14)
Relvar/Breo Ellipta	788	(1)	2	304	1	4	266	(3)	(3)	218	–	5
Seretide/Advair	615	(23)	(21)	178	(35)	(33)	139	(16)	(16)	298	(17)	(13)
Trelegy Ellipta	2,246	10	13	1,657	10	12	247	7	8	342	18	22
Ventolin	507	(5)	(2)	266	(4)	(1)	86	13	13	155	(14)	(8)
Other Respiratory	409	(8)	(5)	118	18	20	79	(15)	(14)	212	(15)	(12)
Other General Medicines	2,233	(8)	(4)	165	(8)	(5)	449	(14)	(14)	1,619	(6)	(1)
Augmentin	444	(6)	(2)	–	–	–	129	(7)	(6)	315	(6)	–
Lamictal	300	(1)	1	127	3	5	76	(6)	(6)	97	(3)	2
Other General Medicines	1,489	(9)	(5)	38	(32)	(27)	244	(19)	(20)	1,207	(6)	(1)
General Medicines	7,516	(4)	(1)	3,051	(1)	1	1,486	(6)	(6)	2,979	(6)	(1)

Commercial Operations turnover

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Three months ended 30 September 2025	8,547	7	8	4,549	5	7	1,878	16	13	2,120	2	6
Nine months ended 30 September 2025	24,049	3	6	12,416	3	5	5,466	11	11	6,167	(2)	3

Segment information
Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK reports results under two segments: Commercial Operations and Total R&D. Members of the GLT are responsible for each segment.

R&D investment is essential for the sustainability of the business. However, for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating costs of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some SG&A costs relating to regulatory and other functions.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets (excluding computer software and capitalised development costs), major restructuring costs, which include impairments of tangible assets and computer software, transaction-related adjustments related to significant acquisitions, proceeds and costs of disposals of associates, products and businesses, Significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million.

Turnover by segment
	Q3 2025 £m	Q3 2024 £m	Growth AER%	Growth CER%

Commercial Operations (total turnover)	8,547	8,012	7	8

Operating profit by segment

	Q3 2025 £m	Q3 2024 £m	Growth AER%	Growth CER%

Commercial Operations	4,514	4,195	8	10
Research and Development	(1,489)	(1,334)	12	12

Segment profit	3,025	2,861	6	8
Corporate and other unallocated costs	(40)	(100)

Core operating profit	2,985	2,761	8	11
Adjusting items	(392)	(2,572)

Total operating profit	2,593	189	>100	>100

Finance income	26	32
Finance costs	(167)	(156)
Share of after tax profit/(loss) of associates and joint ventures	4	(1)

Profit before taxation	2,456	64	>100	>100

Commercial Operations Core operating profit of £4,514 million increased in the quarter driven by higher turnover, favourable product mix and royalty income, partly offset by increased investment in new asset launches and growth assets, as well as adverse pricing impacts in comparison to higher price benefits in Q3 2024.

The R&D segment operating expense of £1,489 million grew in the quarter primarily reflecting progression across the portfolio. In Oncology, this included acceleration in work on ADCs and studies into Blenrep (1L), as well as IDRX-42, the GIST treatment acquired in Q1 2025. In Specialty Medicines, increased investment was driven by efimosfermin acquired from Boston Pharmaceuticals in Q3 2025, and progression of ULA treatment and PrEP programmes, notably Q4M and Q6M. Investment also increased on clinical trial programmes associated with the pneumococcal MAPS and mRNA seasonal flu.

Turnover by segment
	9 months 2025 £m	9 months 2024 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	24,049	23,259	3	6

Operating profit by segment
	9 months 2025 £m	9 months 2024 £m	Growth £%	Growth CER%

Commercial Operations	12,540	12,012	4	8
Research and Development	(4,309)	(4,055)	6	8

Segment profit	8,231	7,957	3	8
Corporate and other unallocated costs	(82)	(240)

Core operating profit	8,149	7,717	6	9
Adjusting items	(1,317)	(4,392)

Total operating profit	6,832	3,325	>100	>100

Finance income	130	88
Finance costs	(513)	(496)
Share of after tax profit/(loss) of associates and joint ventures	2	(3)

Profit before taxation	6,451	2,914	>100	>100

Commercial Operations Core operating profit of £12,540 million grew in the year to date driven by higher turnover, favourable product mix and royalty income, partly offset by increased investment in new asset launches and growth assets, as well as adverse pricing impacts in comparison to higher price benefits in YTD 2024.

The R&D segment operating expense of £4,309 million grew in the year to date primarily reflecting progression across the portfolio. In Oncology, this included acceleration in work on ADCs and studies into Blenrep (1L), as well as IDRX-42, the GIST treatment acquired in Q1 2025. In Specialty Medicines, increased investment was driven by efimosfermin acquired from Boston Pharmaceuticals in Q3 2025, and progression of ULA treatment and PrEP programmes, notably Q4M and Q6M. Year to date growth was partly offset by lower spend on depemokimab following filing in Q4 2024. Investment also increased on clinical trial programmes associated with the pneumococcal MAPS and mRNA seasonal flu.

Legal matters
The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2024. At 30 September 2025, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 10) was £731 million (31 December 2024: £1,446 million).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Q2 2025 results:

Product Liability

Zantac

As previously disclosed, the vast majority of the remaining cases have been resolved or dismissed such that 13 state court cases remain. GSK is in negotiations with plaintiffs’ counsel on the remaining cases and has recently resolved the two cases in Nevada state court with trials scheduled in 2026. The trial in the Mayor & City of Baltimore action is scheduled to begin 28 September 2026.

In Delaware, following the Supreme Court’s reversal of the lower court’s decision on admissibility of expert opinions, the defendants filed a motion for summary judgment. Plaintiffs filed a motion to allow supplemental expert disclosures. A hearing on both motions was held on 23 October 2025.

As previously disclosed, approximately 14,000 product liability cases were dismissed following the grant of defendants’ Daubert motions in December 2022 in the Federal MDL proceeding. These are now on appeal by the plaintiffs to the United States Court of Appeals for the Eleventh Circuit, along with appeals in the medical monitoring and consumer class action cases. Oral argument was held on 10 October 2025. A decision is expected in the first half of 2026.

Intellectual Property

Zejula

In August 2025, GSK received a paragraph IV letter from Sun Pharmaceutical Industries Limited (“Sun”) relating to Zejula. On 19 September 2025, GSK filed a patent infringement suit against Sun in the United States District Court for the District of Delaware alleging Sun’s proposed generic of Zejula infringes GSK patents.

Breo

In August 2025, GSK received a paragraph IV letter from Transpire Bio Inc. (“Transpire”) relating to Breo. On 25 September 2025, GSK filed a patent and trademark infringement suit against Transpire in the United States District Court for the Southern District of Florida alleging Transpire’s proposed generic of Breo infringes GSK patents and trade dress.

Returns to shareholders

Quarterly dividends

The Board has declared a third interim dividend for 2025 of 16p per share (Q3 2024: 15p per share).

Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. On 23 June 2021, at the GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 per cent pay-out ratio through the investment cycle. Consistent with this, GSK has declared a dividend of 16p for Q3 2025. The expected dividend for 2025 is 64p per share. In setting its dividend policy, GSK considers the capital allocation priorities of the Group and its investment strategy for growth alongside the sustainability of the dividend.

Dividend dates	Ex-dividend date (Ordinary shares)	Ex-dividend date (ADRs)	Record date	Payment date
Q3 2025	13 November 2025	14 November 2025	14 November 2025	8 January 2026
Ordinary shareholders may participate in the dividend reinvestment plan (DRIP). The last date for DRIP elections is 15 December 2025. The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 6 January 2026. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary.

	Paid/ Payable	Pence per share	£m
2025
First interim	10 July 2025	16	650
Second interim	9 October 2025	16	645
Third interim	8 January 2026	16	644

2024
First interim	11 July 2024	15	612
Second interim	10 October 2024	15	612
Third interim	9 January 2025	15	612
Fourth interim	10 April 2025	16	656
		61	2,492

Share capital in issue

At 30 September 2025, 4,026 million shares (Q3 2024: 4,080 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). The Company issued a small number of shares in the quarter (Q3 2024: minimal number) under employee share schemes for net proceeds of £0.4 million (Q3 2024: £1 million).

On 5 February 2025, GSK announced a £2 billion share buyback programme to be completed over an 18 month period. As at 30 September 2025, 79 million shares have been repurchased and are being held as treasury shares, at a cost of £1,130 million, including transaction costs of £7 million.

Treasury shares for these purposes include shares purchased by GSK plc on 30 September 2025 under the third tranche of the share buyback programme. As announced via RNS, GSK purchased 305,000 ordinary shares on 30 September 2025, to be held as Treasury shares. Upon settlement of the relevant trades, the shares purchased on that date are held as Treasury shares, and are therefore treated as Treasury shares for the purposes of the Q3 2025 reporting period and this results announcement. The settlement cost of these shares was £5 million.

At 30 September 2025, the Company held 248 million Treasury shares at a cost of £4,087 million, of which 169 million shares at a cost of £2,957 million were repurchased as part of previous share buyback programmes, which has been deducted from retained earnings.

At 30 September 2025, the ESOP Trusts held 41.3 million shares, of which 40.7 million were held for the future exercise of share options and share awards and 0.6 million were held for the Executive Supplemental Savings plan. The carrying amount of £172 million has been deducted from other reserves. The market value of these shares was £652 million.

Weighted average number of shares

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

	Q3 2025 millions	Q3 2024 millions	9 months 2025 millions	9 months 2024 millions
Weighted average number of shares – basic	4,034	4,080	4,062	4,076
Dilutive effect of share options and share awards	68	61	67	61
Weighted average number of shares – diluted	4,102	4,141	4,129	4,137

Additional information

Accounting policies and basis of preparation

This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2025 and should be read in conjunction with the Annual Report 2024, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2024, except for the adoption of the amended IFRS Accounting Standard as set out below.

The IASB’s amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable into another currency, and which spot exchange rate should be used when it is not. GSK has adopted these new requirements for the reporting period beginning on 1 January 2025, with no material impact on the Group’s financial statements.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2024.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2024 were published in the Annual Report 2024, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2025	Q3 2024	9 months 2025	9 months 2024	2024

Average rates:
US$/£	1.33	1.31	1.31	1.28	1.28
Euro/£	1.16	1.19	1.18	1.18	1.18
Yen/£	198	192	195	192	193

Period-end rates:
US$/£	1.34	1.34	1.34	1.34	1.25
Euro/£	1.14	1.20	1.14	1.20	1.20
Yen/£	199	191	199	191	197

Contingent liabilities
There were contingent liabilities at 30 September 2025 in respect of arrangements entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 36, and pages 287 to 290 of the 2024 Annual Report.

Net assets
The book value of net assets increased by £2,666 million from £13,086 million at 31 December 2024 to £15,752 million at 30 September 2025. This primarily reflected contribution from Total comprehensive income for the period partly offset by dividends paid to shareholders, and shares repurchased under the first and second tranche and shares committed to be repurchased under the third tranche of the share buyback programme and associated transaction costs.

At 30 September 2025, the net surplus on the Group’s pension plans was £192 million compared with a £103 million net deficit at 31 December 2024. This movement from a net deficit to a net surplus is primarily related to an increase to the UK discount rate from 5.5% to 5.8% and a decrease to the UK inflation rate from 2.90% to 2.70%, and a $131 million contribution made to the US Cash Balance Plan during Q3 2025. This is partially offset by a decrease to the US discount rate from 5.5% to 5.0%, and lower UK and US asset values.

Other payables includes £300 million related to shares still to be purchased as part of the third tranche of the share buyback programme, including £5 million for shares purchased but not settled at 30 September 2025.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £819 million (31 December 2024: £915 million).

Contingent consideration amounted to £6,783 million at 30 September 2025 (31 December 2024: £7,280 million) as follows:

	Group 30 September 2025 £m	Group 31 December 2024 £m

Contingent consideration estimated present value of amounts payable relating to:
Former Shionogi-ViiV Healthcare joint venture	5,266	6,061
Former Novartis Vaccines business acquisition	640	575
Affinivax acquisition	453	502
Aiolos acquisition	130	130
Others	294	12

Contingent consideration liability at end of the period	6,783	7,280

Of the contingent consideration payable to Shionogi at 30 September 2025, £1,095 million (31 December 2024: £1,127 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

9 months 2025	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	6,061	7,280
Additions	–	280
Remeasurement through income statement and other movements	161	223
Cash payments: operating cash flows	(956)	(989)
Cash payments: investing activities	–	(11)

Contingent consideration at end of the period	5,266	6,783

9 months 2024	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,718	6,662
Additions	–	104
Remeasurement through income statement and other movements	1,106	1,294
Cash payments: operating cash flows	(900)	(924)
Cash payments: investing activities	–	(11)

Contingent consideration at end of the period	5,924	7,125

Business acquisitions
On 21 February 2025, GSK completed the acquisition of 100% of IDRx, Inc, a Boston based, clinical stage biopharmaceutical company dedicated to developing precision therapies for the treatment of gastrointestinal stromal tumours (GIST). The acquisition includes a lead molecule, IDRX-42, a highly selective investigational tyrosine kinase inhibitor (TKI) that is designed to improve the outcomes for patients with GIST. The consideration for the acquisition comprised an upfront payment of US$1.1 billion (£840 million) as adjusted for working capital acquired paid upon closing and up to US$150 million (£119 million) as an additional success-based regulatory milestone payment. The estimated fair value of the contingent consideration payable was US$56 million (£45 million). In addition, GSK will also be responsible for success-based milestone payments as well as tiered royalties for IDRX-42 owed to Merck KGaA, Darmstadt, Germany.

On 7th July 2025, GSK completed the acquisition of 100% of BP Asset IX, Inc. a subsidiary of Boston Pharmaceuticals which provides access to efimosfermin alfa. Efimosfermin is a phase III-ready, potential best-in-class, investigational speciality medicine to treat and prevent progression of steatotic liver disease (SLD). The consideration for the acquisition comprised an upfront payment of US$1.2 billion (£879 million) as adjusted for working capital acquired paid upon closing and up to US$800 million (£588 million) in certain success-based regulatory milestone payments. The estimated fair value of the contingent consideration payable was US$302 million (£222 million).

The values in the table below are provisional and subject to change. The purchase price allocations are expected to be completed by the end of Q4 2025.

During the period to 30th September 2025, no sales arising from the IDRx or BP Asset IX's businesses were included in Group turnover and no revenue is expected until regulatory approval is received on the respective acquired assets.

GSK continues to support the ongoing development of the acquired assets and consequently these assets will be loss making until regulatory approval on these assets is received. The development of these assets has been integrated into the Group’s existing R&D activities, so it is impracticable to quantify these development costs or the impact on Total profit after taxation for the period ended 30 September 2025.

Goodwill of £377 million (£109 million for IDRx and £268 million for BP Asset IX) has been recognised. The goodwill represents specific synergies available to GSK from the business combinations. The goodwill has been allocated to the Group’s R&D segment. None of the goodwill is expected to be deductible for tax purposes.

The provisional fair values of the net assets acquired, including goodwill, are as follows:

	IDRx Inc	BP Asset IX	Total
	£m	£m	£m
Net assets acquired:
Intangible assets	882	1,030	1,912
Cash and cash equivalents	48	30	78
Other net liabilities	(26)	(7)	(33)
Deferred tax liabilities	(128)	(220)	(348)
	776	833	1,609
Goodwill	109	268	377
Total consideration	885	1,101	1,986
Of the total £2 billion consideration (£0.9 billion for IDRx and £1.1 billion for BP Asset IX), £277 million (£55 million for IDRx and £222 million for BP Asset IX) was unpaid as at 30 September 2025. As at 30 September 2025, the present value of the contingent consideration payable was £44 million for IDRX and £229 million for BP Asset IX.

On 15 January 2025, GSK completed the acquisition of a Berlin based private company, Cellphenomics GmbH, which has developed proprietary capabilities in developing durable organoid models, for a total cash consideration of up to €44 million (approximately £37 million) of which €15 million (£13 million) was unpaid as at 30 September 2025. The acquisition is accounted for as a business combination but is not considered a significant acquisition for the Group.

Net debt information

Reconciliation of cash flow to movements in net debt

	9 months 2025 £m	9 months 2024 £m
Total Net debt at beginning of the period	(13,095)	(15,040)
Increase/(decrease) in cash and bank overdrafts	(666)	231
Increase/(decrease) in liquid investments	(11)	(21)
Repayment of long-term loans(*)	1,402	787
Issue of long-term notes	(1,979)	–
Net decrease/(increase) in short-term loans	(551)	623
Increase in other short-term loans(**)	(112)	–
Repayment of other short-term loans(**)	282	–
Repayment of lease liabilities	166	170
Net debt of subsidiary undertakings acquired	(1)	–
Exchange adjustments	241	504
Other non-cash movements	(120)	(101)
Decrease/(increase) in net debt	(1,349)	2,193
Total Net debt at end of the period	(14,444)	(12,847)

*
Repayment of long-term loans for 9 months 2025 of £1,402 million (9 months 2024: £787  million) includes the current portion of long-term borrowings which was classified as short-term borrowings on the balance sheet and previously presented as repayment of short-term loans.

**	Other short-term loans include bank loans presented within short-term borrowings on the balance sheet, with an initial maturity of greater than three months but less than twelve months.

Net debt analysis

	30 September 2025 £m	31 December 2024 £m
Liquid investments	10	21
Cash and cash equivalents	3,296	3,870
Short-term borrowings	(2,856)	(2,349)
Long-term borrowings	(14,894)	(14,637)
Total Net debt at the end of the period	(14,444)	(13,095)

Free cash flow reconciliation

	Q3 2025 £m	Q3 2024 £m	9 months 2025 £m	9 months 2024 £m

Net cash inflow/(outflow) from operating activities	2,222	2,154	5,463	4,225
Purchase of property, plant and equipment	(311)	(305)	(775)	(855)
Proceeds from sale of property, plant and equipment	5	1	11	4
Purchase of intangible assets	(568)	(537)	(1,185)	(992)
Proceeds from disposals of intangible assets	36	98	112	126
Net finance costs	(34)	(13)	(267)	(294)
Dividends from associates and joint ventures	–	–	–	15
Contingent consideration paid (reported in investing activities)	(5)	(4)	(11)	(11)
Distributions to non-controlling interests	(99)	(80)	(279)	(288)
Contributions from non-controlling interests	–	8	–	9

Free cash inflow/(outflow)	1,246	1,322	3,069	1,939

Related party transactions
There were no material related party transactions entered into and there have been no material changes to the related party transactions disclosed on page 258 of the 2024 Annual Report.

R&D commentary

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	16	Respiratory, Immunology & Inflammation (6)
		●	Nucala (anti-IL5 biologic) chronic obstructive pulmonary disease (COPD)
●
depemokimab (ultra long-acting anti-IL5 biologic) asthma with type 2 inflammation, eosinophilic granulomatosis with polyangiitis (EGPA), chronic rhinosinusitis with nasal polyps (CRSwNP), hyper-eosinophilic syndrome (HES), COPD

		●	latozinemab (AL001, anti-sortilin) frontotemporal dementia
		●	camlipixant (P2X3 receptor antagonist) refractory chronic cough
		●	Ventolin (salbutamol, Beta 2 adrenergic receptor agonist) asthma
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis
Oncology (4)
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer, colon cancer, rectal cancer (ph II registrational), head and neck cancer
		●	Zejula (PARP inhibitor) 1L ovarian cancer, glioblastoma
		●	GSK’227 (B7-H3 ADC) 2L extensive-stage small cell lung cancer
Infectious Diseases (6)
		●	Arexvy (RSV vaccine) RSV adults (18-49 years of age at increased risk (AIR) and 18 years of age and above immunocompromised)
		●	Blujepa (gepotidacin; bacterial topoisomerase inhibitor) uncomplicated urinary tract infection and urogenital gonorrhoea
		●	bepirovirsen (HBV ASO) hepatitis B virus
		●	Bexsero (meningococcal B vaccine) infants (US)
		●	tebipenem pivoxil (antibacterial carbapenem) complicated urinary tract infection
		●	GSK'116 (varicella vaccine) varicella new seed, individuals 12 months of age and older
Total medicines and vaccines in all phases of clinical development	62
Total projects in clinical development (inclusive of all phases and indications)	80

Therapy area updates
The following provides updates on key medicines and vaccines by therapy area that will help drive growth for GSK to meet its future outlooks.

Respiratory, Immunology & Inflammation

camlipixant (P2X3 receptor antagonist)
Camlipixant (BLU-5937) is an investigational, highly selective oral P2X3 receptor antagonist currently in development for first-line treatment of adult patients suffering from refractory chronic cough (RCC). The CALM phase III development programme to evaluate the efficacy and safety of camlipixant for use in adults with RCC is ongoing.
Key phase III trials for camlipixant:

Trial name (population)	Phase	Design	Timeline	Status
CALM-1 (refractory chronic cough) NCT05599191	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q4 2022	Active, not recruiting
CALM-2 (refractory chronic cough) NCT05600777	III
A 24-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q1 2023	Recruiting

depemokimab (ultra-long-acting anti-IL5)
Depemokimab is in late-stage development in a range of IL-5 mediated conditions including asthma with type 2 inflammation, chronic rhinosinusitis with nasal polyps (CRSwNP), hypereosinophilic syndrome (HES) and eosinophilic granulomatosis with polyangiitis (EGPA). It is the first ultra-long-acting biologic engineered to have an extended half-life and high binding affinity and potency for IL-5, enabling six-month dosing intervals in phase III clinical trials.
In 2025, GSK initiated the ENDURA-1 and ENDURA-2 phase III clinical trials assessing the efficacy and safety of depemokimab as an add-on therapy in patients with uncontrolled moderate to severe chronic obstructive pulmonary disease (COPD) with type 2 inflammation. In Q3, the VIGILANT phase III trial was also initiated to assess early use of depemokimab in patients with COPD with type 2 inflammation who have experienced one exacerbation and are at high risk for future exacerbations.
Regulatory reviews seeking approval for the use of depemokimab in patients with asthma with type 2 inflammation and in patients with CRSwNP are ongoing in four major markets: EU, China, Japan and the US. Submissions in other markets are expected to progress through the year.
Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe asthma) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Completed; primary endpoint met
SWIFT-2 (severe asthma) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Completed; primary endpoint met
AGILE (severe asthma) NCT05243680	III (exten- sion)
A 52-week, open label extension phase of SWIFT-1 and SWIFT-2 to assess the long-term safety and efficacy of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2022 Data reported: Q2 2025	Completed, primary endpoint met
NIMBLE (severe asthma) NCT04718389	III
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021	Completed
ANCHOR-1 (chronic rhinosinusitis with nasal polyps; CRSwNP) NCT05274750	III	A 52-week randomised, double-blind, parallel group phase III study to assess the efficacy and safety of 100 mg SC depemokimab in patients with chronic rhinosinusitis with nasal polyps (CRSwNP)	Trial start: Q2 2022 Data reported: Q3 2024	Completed, coprimary endpoints met
ANCHOR-2 (CRSwNP) NCT05281523	III	A 52-week randomised, double-blind, parallel group phase III study to assess the efficacy and safety of 100 mg SC depemokimab in patients with chronic rhinosinusitis with nasal polyps (CRSwNP)	Trial start: Q2 2022 Data reported: Q3 2024	Complete; coprimary endpoints met
OCEAN (eosinophilic granulomatosis with polyangiitis; EGPA) NCT05263934	III
A 52-week, randomised, double-blind, double-dummy, parallel-group, multi-centre, non-inferiority study to investigate the efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory eosinophilic granulomatosis with polyangiitis (EGPA) receiving standard of care therapy
			Trial start: Q3 2022	Recruiting
DESTINY (hyper-eosinophilic syndrome; HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care therapy	Trial start: Q3 2022	Recruiting

Key phase III trials for depemokimab continued:
ENDURA-1 (chronic obstructive pulmonary disease; COPD) NCT06959095	III	A randomised, double-blind, placebo- controlled, parallel-group, multicenter study of the efficacy and safety of depemokimab in adult participants with COPD with type 2 inflammation	Trial start: Q2 2025	Recruiting
ENDURA-2 (COPD) NCT06961214	III	A randomised, double-blind, placebo- controlled, parallel-group, multicenter study of the efficacy and safety of depemokimab in adult participants with COPD with type 2 inflammation	Trial start: Q2 2025	Recruiting
VIGILANT (COPD) NCT07177339	III	A randomised, double-blind, parallel group, placebo-controlled study of the efficacy and safety of early depemokimab initiation as add-on treatment in COPD patients with type 2 inflammation	Trial start: Q4 2025	Not yet recruiting

 Nucala (mepolizumab)
Nucala is a first in class anti-IL-5 biologic and the only treatment approved for use in the US and Europe across five IL-5 mediated conditions: severe asthma with an eosinophilic phenotype, EGPA, HES, CRSwNP and COPD (US only).
Nucala was approved as an add-on maintenance treatment for adult patients with inadequately controlled COPD and an eosinophilic phenotype in the US in May 2025.
Regulatory reviews seeking an indication use in patients with COPD based on the MATINEE data are ongoing in the EU and China.
Key trials for Nucala:

Trial name (population)	Phase	Design	Timeline	Status
MATINEE (chronic obstructive pulmonary disease; COPD) NCT04133909	III
A multicentre randomised, double-blind, parallel-group, placebo-controlled trial of mepolizumab 100 mg subcutaneously as add-on treatment in participants with COPD experiencing frequent exacerbations and characterised by eosinophil levels
			Trial start: Q4 2019 Data reported: Q3 2024	Complete; primary endpoint met

Oncology
Blenrep (belantamab mafodotin)
In October 2025, the US FDA approved Blenrep (belantamab mafodotin-blmf) in combination with bortezomib and dexamethasone (BVd) for the treatment of adult patients with relapsed or refractory multiple myeloma who have received at least two prior lines of therapy, including a proteasome inhibitor and an immunomodulatory agent. The approval was supported by data from the pivotal DREAMM-7 phase III trial showing superior efficacy for Blenrep combinations compared to standards of care, including overall survival versus a daratumumab-based triplet. Blenrep is the only anti-BCMA accessible in the community setting where 70% of patients receive care, and is available in the US through a new streamlined Risk Evaluation and Mitigation Strategy (REMS) programme.
Blenrep combinations are approved in 2L+ relapsed or refractory multiple myeloma in the EU, UK, Japan, Canada, Switzerland and Brazil. Applications are currently under review in other markets globally, including China where the application is based on the results of DREAMM-7 and has been granted Breakthrough Therapy Designation and Priority Review.
GSK is advancing the DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical programme to demonstrate Blenrep’s potential benefit in earlier lines of treatment. Follow-up continues for overall survival in both DREAMM-7 and DREAMM-8 with data expected in early 2028, including in patients who have received only one prior line of therapy. DREAMM-10, a phase III trial in newly diagnosed transplant-ineligible patients, which represent over 70% of patients starting therapy, was initiated in Q4 2024. Interim efficacy and safety data for Blenrep as a first line treatment are expected in early 2028 with enrolment expanded to US sites to increase US patient representation in the study population.
Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-7 (2L+ multiple myeloma; MM) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020 Primary data reported: Q4 2023	Active, not recruiting; primary endpoint met

Key phase III trials for Blenrep continued:
DREAMM-8 (2L+ MM) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
		Trial start: Q4 2020 Primary data reported: Q1 2024	Active, not recruiting, primary endpoint met
DREAMM-10 (1L MM) NCT06679101	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin, lenalidomide and dexamethasone (B-Rd) versus daratumumab, lenalidomide, and dexamethasone (D-Rd) in participants with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplantation
		Trial start: Q4 2024	Recruiting

Jemperli (dostarlimab)
Jemperli (dostarlimab) remains the foundation of GSK’s immuno-oncology-based research and development programme. It is the only approved immuno-oncology-based treatment regimen to demonstrate a statistically significant and clinically meaningful overall survival benefit for the first-line treatment of adult patients with primary advanced or recurrent endometrial cancer irrespective of biomarker status. Ongoing pivotal trials include those in our AZUR programme (colon / rectal cancers), JADE (head and neck cancer), and DOMENICA (supported-collaborative study with ARCAGY-GINECO in endometrial cancer).
In September 2025, the decision was made to terminate the cobolimab development programme. All GSK- and Tesaro-sponsored studies of cobolimab are in the process of winding down and the global rights to the asset will be returned to the original licensor, AnaptysBio.
Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY (1L stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019 Part 1 data reported: Q4 2022 Part 2 data reported: Q4 2023	Active, not recruiting; primary endpoints met
GARNET (advanced solid tumours) NCT02715284	I/II	A multi-centre, open-label, first-in-human trial evaluating dostarlimab in participants with advanced solid tumours who have limited available treatment options	Trial start: Q1 2016 Primary data reported: Q1 2019	Active, not recruiting
AZUR-1 (stage II/III rectal cancer) NCT05723562	II	A single-arm, open-label trial with dostarlimab monotherapy in participants with untreated stage II/III dMMR/MSI-H locally advanced rectal cancer	Trial start: Q1 2023	Active, not recruiting
AZUR-2 (untreated perioperative T4N0 or stage III colon cancer) NCT05855200	III	An open-label, randomised trial of perioperative dostarlimab monotherapy versus standard of care in participants with untreated T4N0 or stage III dMMR/MSI-H resectable colon cancer	Trial start: Q3 2023	Recruiting
JADE (locally advanced unresected head and neck cancer) NCT06256588	III
A randomised, double-blind, study to evaluate dostarlimab versus placebo as sequential therapy after chemoradiation in participants with locally advanced unresected head and neck squamous cell carcinoma
			Trial start: Q1 2024	Recruiting
DOMENICA* (relapsed or advanced dMMR endometrial cancer) NCT05201547 *supported-collaborative study with ARCAGY-GINECO	III	A randomized, multicentre study to evaluate the efficacy and safety of dostarlimab versus carboplatin-paclitaxel in patients with dMMR relapsed or advanced endometrial cancer	Trial start: Q2 2022	Active, not recruiting

Zejula (niraparib)
GSK continues to assess the potential of niraparib, currently approved as Zejula for treating ovarian cancer, in addressing other challenging cancers. Niraparib monotherapy is being evaluated in patients with newly diagnosed, MGMT unmethylated glioblastoma in the phase III GLIOFOCUS trial sponsored by the Ivy Brain Tumor Center and supported by GSK.
In October 2025, the US FDA granted Orphan Drug Designation (ODD) to niraparib for the treatment of malignant glioma, including glioblastoma. ODD is a special status granted by the FDA to medicines intended to treat, diagnose, or prevent rare diseases. The five-year survival rate for glioblastoma of less than 7% highlights a clear and urgent need for greater innovation. Early clinical data suggest that niraparib could have potential as an effective treatment for patients with newly diagnosed MGMT unmethylated glioblastoma.
Key phase III trials for Zejula:

Trial name (population)	Phase	Design	Timeline	Status
GLIOFOCUS (Glioblastoma) – sponsored by the Ivy Brain Tumor Center and supported by GSK NCT06388733	III	An open-label, randomised 2-arm study comparing the clinical efficacy and safety of niraparib with temozolomide in adult participants with newly diagnosed, MGMT unmethylated glioblastoma	Trial start: Q2 2024	Recruiting

HIV
As a pioneer in long-acting injectables, ViiV Healthcare, majority owned by GSK, is focused on the next-generation of HIV innovation with integrase inhibitors (INSTIs), the gold standard for HIV regimens, at the core. The HIV pipeline, including three new INSTIs in development and five planned launches by 2030, will continue to drive performance over the coming decade and beyond.
In October 2025, data were shared at the European AIDS Conference (EACS) and IDWeek 2025, reinforcing leadership in HIV innovation, with a focus on long-acting injectables.
Data included results from CLARITY, a phase I study comparing acceptability and tolerability of single-dose long-acting cabotegravir (CAB LA, marketed as Apretude) versus lenacapavir. Patient experience is an important factor for injectables and results showed a significant majority of participants and healthcare professionals preferred CAB LA, with the majority finding CAB LA injections to be totally or very acceptable. These data add to the growing body of clinical and real-world efficacy, safety and tolerability evidence supporting Apretude, and will help inform expectations and decision making when initiating long-acting injectables for HIV prevention. Results were also shared from part two of the phase IIb EMBRACE study evaluating N6LS, one of the broadest and most potent broadly neutralising antibodies (bNABs) currently in development in combination with CAB LA. This asset is seen as a potential partner candidate for twice yearly dosing and the next phase of the study is now fully recruited.
Key HIV trials:

Trial name (population)	Phase	Design	Timeline	Status
EXTEND 4M (HIV) NCT06741397	II
Phase IIb open label, single arm, repeat dose study to investigate the safety, tolerability and pharmacokinetics (PK) of CAB ULA administered intramuscularly every four months in participants at risk of acquiring HIV-1.
			Trial start: Q4 2024	Active, not recruiting
EMBRACE (HIV) NCT05996471	IIb
The study aims at evaluating the efficacy of VH3810109, dosed in accordance with the dosing schedule as either intravenous (IV) infusion or subcutaneous (SC) infusion with recombinant hyaluronidase (rHuPH20), in combination with cabotegravir (CAB) intramuscular (IM) dosed in accordance with the dosing schedule in virologically suppressed, Antiretroviral therapy (ART)-experienced adult participants living with HIV.
			Trial start: Q3 2023	Active, not recruiting

Infectious Diseases

Arexvy (respiratory syncytial virus vaccine, adjuvanted)
GSK continues to progress the life-cycle management of Arexvy, its RSV vaccine for adults, with potential expanded indications in new populations and geographies. The vaccine is now under regulatory review by the European Medicines Agency (EMA) to expand use in adults 18 years and older, with a regulatory decision anticipated in H1 2026. Regulatory reviews are also ongoing in the US and Japan to expand use in adults aged 18-49 at increased risk of severe RSV disease. In September 2025, the EMA approved an update to Arexvy's EU label, to allow its co-administration with Herpes zoster vaccine (recombinant, adjuvanted) or with pneumococcal conjugate vaccine.
The vaccine has now been approved for use in 67 markets worldwide.
Key phase III trials for Arexvy:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults ≥ 60 years old) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021 Primary data reported: Q2 2022	Active, not recruiting; primary endpoint met
RSV OA=ADJ-006 (ARESVI-006; Adults ≥ 60 years old) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK’s RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021 Primary data reported: Q2 2022; two season data reported: Q2 2023; three season data reported: Q3 2024	Complete; primary endpoint met
RSV OA=ADJ-012 (Adults aged 60 years and above) NCT06534892	IIIb
An extension and crossover vaccination study on the immune response and safety of a vaccine against Respiratory Syncytial Virus given to adults 60 years of age and above who participated in RSV OA=ADJ-006 study
			Trial start: Q3 2024	Recruiting
RSV OA=ADJ-019 (Adults ≥ 60 years old) NCT05879107	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with PCV20 in adults aged 60 years and older
			Trial start: Q2 2023 Primary data reported: Q1 2025	Complete; primary endpoint met
RSV OA=ADJ-023 (Immunocompromised Adults 50-59 years) NCT05921903	IIb
A randomised, controlled, open-label trial to evaluate the immune response and safety of the RSVPreF3 OA investigational vaccine in adults (≥50 years of age) when administered to lung and renal transplant recipients comparing one versus two doses and compared to healthy controls (≥50 years of age) receiving one dose
			Trial start: Q3 2023 Primary data reported: Q4 2024	Complete; primary endpoint met
RSV-OA=ADJ-020 (Adults aged >=50 years of age) NCT05966090	III	A study on the safety and immune response of investigational RSV OA vaccine in combination with Herpes zoster vaccine in healthy adults	Trial start: Q3 2023 Primary data reported: Q3 2024	Complete; primary endpoint met
RSV-OA=ADJ-013 (Adults aged 50 years and above) NCT06374394	III	An open-label, randomized, controlled study to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with a COVID-19 mRNA vaccine	Trial start: Q2 2024	Complete
RSV OA=ADJ-025 (Adults, 18-49 years of age, at increased risk for RSV disease and older adult participants, >=60 YOA) NCT06389487	IIIb
An open-label study to evaluate the non-inferiority of the immune response and to evaluate the safety of the RSVPreF3 OA investigational vaccine in adults 18-49 years of age at increased risk for Respiratory Syncytial Virus disease, compared to older adults >=60 years of age
			Trial start: Q2 2024 Primary data reported: Q3 2024	Complete; primary endpoint met
RSV OA=ADJ-021 (Adults aged 60 years and above) NCT06551181	III
A study on the immune response, safety and the occurrence of Respiratory Syncytial Virus (RSV)-associated respiratory tract illness after administration of RSV OA vaccine in adults 60 years and older in China and other countries
			Trial start: Q3 2024	Complete

Key phase III trials for Arexvy continued:
RSV OA=ADJ-024 (Adults ≥60 years of age and adults 50 59 years of age at increased risk for RSV disease) NCT06614725	III
A randomized, placebo-controlled, observer-blind study in India to evaluate immune response, reactogenicity and safety of the RSVPreF3 OA investigational vaccine when administered to older adults ≥60 years of age and adults 50 59 years of age at increased risk of RSV disease.
		Trial start: Q3 2024	Active, not recruiting

bepirovirsen (HBV ASO)
Bepirovirsen, a triple-action antisense oligonucleotide, is a potential new treatment option for people with chronic hepatitis B (CHB) that has been granted Fast Track designation by the US FDA and SENKU designation by the Japanese Ministry of Health, Labour and Welfare in Japan for the treatment of CHB. To further expand development of novel sequential regimens, GSK entered an agreement for an exclusive worldwide license to develop and commercialise daplusiran/tomligisiran (GSK5637608, formerly JNJ-3989), an investigational hepatitis B virus-targeted small interfering ribonucleic acid (siRNA) therapeutic. This agreement provides an opportunity to investigate a novel sequential regimen to pursue functional cure in an even broader patient population with bepirovirsen. Phase IIb trials for this sequential therapy started in Q4 2024.
Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Active, not recruiting
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Active, not recruiting
B-United bepirovirsen sequential therapy with daplusiran/tomligisiran in nucleos(t)ide treated patients (chronic hepatitis B) NCT06537414	IIb
A multi-centre, randomized, partially placebo-controlled, double-blind study to investigate the safety and efficacy of sequential therapy with daplusiran/tomligisiran followed by bepirovirsen in participants with chronic hepatitis B virus on background nucleos(t)ide analogue therapy
			Trial start: Q4 2024	Active, not recruiting

Blujepa (gepotidacin; bacterial topoisomerase inhibitor)
Blujepa (gepotidacin; bacterial topoisomerase inhibitor) is a first-in-class oral antibiotic with a novel mechanism of action that is part of GSK’s infectious diseases portfolio approved in the US and the UK for the treatment of female adults and paediatric patients (≥12 years, ≥40 kg) with uncomplicated urinary tract infections (uUTIs). Regulatory review is ongoing in Australia. Gepotidacin is also being investigated for the treatment of uncomplicated urogenital gonorrhoea. In August 2025, the FDA accepted for priority review a supplemental New Drug Application for gepotidacin as an oral option for the treatment of uncomplicated urogenital gonorrhoea in patients 12 years of age and older (weighing ≥45 kg), with a Prescription Drug User Fee Act action date of 11 December 2025.
Key phase III trials for gepotidacin:

Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhoea) NCT04010539	III
A randomised, multi-centre, open-label trial in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae
			Trial start: Q4 2019 Data reported: Q1 2024	Complete; primary endpoint met
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019 Data reported: Q2 2023	Complete; primary endpoint met
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q2 2020 Data reported: Q2 2023	Complete; primary endpoint met

tebipenem HBr
GSK has an exclusive licence agreement with Spero Therapeutics, Inc. for the development of tebipenem HBr (oral carbapenem antibiotic). In May 2025, the phase III PIVOT-PO trial evaluating tebipenem HBr as oral treatment for complicated urinary tract infections (cUTIs), including pyelonephritis, was stopped early for efficacy following a recommendation from an Independent Data Monitoring Committee.
In October 2025, positive phase III data from the PIVOT-PO trial were presented at IDWeek 2025. The data demonstrate non-inferiority compared with intravenous carbapenem antibiotics and show tebipenem HBr's potential as the first oral option for patients with cUTIs.
GSK plans to work with US regulatory authorities to include the data as part of a filing in H2 2025. If approved, tebipenem HBr could be the first oral carbapenem antibiotic for patients in the US who suffer from cUTIs, adding to GSK’s innovative anti-infectives portfolio and helping address the challenges of antimicrobial resistance (AMR).
Key phase III trials for tebipenem HBr:

Trial name (population)	Phase	Design	Timeline	Status
PIVOT-PO (complicated urinary tract infections) NCT06059846	III
A randomised, double-blind, double-dummy, multi-centre study to assess the efficacy and safety of orally administered tebipenem pivoxil hydrobromide compared to intravenously administered imipenem-cilastatin in patients with complicated urinary tract infection (cUTI) or acute pyelonephritis (AP)
			Trial start: Q4 2023 Data reported: Q2 2025	Complete; primary endpoint met

Reporting definitions

CAGR (Compound annual growth rate)

CAGR is defined as the compound annual growth rate and shows the annualised average rate for growth in sales and core operating profit between 2021 to 2026, assuming growth takes place at an exponentially compounded rate during those years.

CER and AER growth

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. For those countries which qualify as hyperinflationary as defined by the criteria set out in IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ (Argentina and Turkey) CER growth is adjusted using a more appropriate exchange rate where the impact is significant, reflecting depreciation of their respective currencies in order to provide comparability and not to distort CER growth rates.

AER% represents growth at actual exchange rates.

Core Earnings per share

Unless otherwise stated, Core earnings per share refers to Core basic earnings per share.

Core Operating Margin

Core Operating margin is Core operating profit divided by turnover.

Free cash flow

Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. The measure is used by management as it is considered an indicator of net cash generated from business activities (excluding any cash flows arising from equity investments, business acquisitions or disposals and changes in the level of borrowing) available to pay shareholders dividends and to fund strategic plans. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow from operations is set out on page 41.

Free cash flow conversion

Free cash flow conversion is free cash flow from operations as a percentage of profit attributable to shareholders.

General Medicines

General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines for inhaled respiratory, dermatology, antibiotics and other diseases.

Non-controlling interest

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent.

Percentage points

Percentage points of growth which is abbreviated to ppts.

RAR (Returns and Rebates)

GSK sells to customers both commercial and government mandated contracts with reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products principally in the US. Revenue recognition reflects gross-to-net sales adjustments as a result. These adjustments are known as the RAR accruals and are a source of significant estimation uncertainty and fluctuation which can have a material impact on reported revenue from one accounting period to the next.

Risk adjusted sales

Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Specialty Medicines

Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines for infectious diseases, HIV, Respiratory, Immunology & Inflammation, and Oncology.

Total Net debt

Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value. The measure is used by management as it is considered a good indicator of GSK's ability to meet its financial commitments and the strength of its balance sheet.

Total and Core results

Total reported results represent the Group’s overall performance. GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Core results are defined on page 18 and other non-IFRS measures are defined in pages 50 and 51.

Total Operating Margin

Total Operating margin is Total operating profit divided by turnover.

Total Earnings per share

Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

Working capital

Working capital represents inventory and trade receivables less trade payables.

Year to date

Year to date is the nine-month period in the year to 30 September 2025 or the same prior period in 2024 as appropriate.

Brand names and partner acknowledgements: brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance and Outlooks, assumptions and cautionary statements
2025 Guidance

GSK upgrades its full-year 2025 guidance at constant exchange rates (CER).

GSK now expects its turnover to increase between 6% to 7% and Core operating profit to increase between 9% to 11%. Core earnings per share is expected to increase between 10% to 12%. Within the overall range, the overall turnover outcome is dependent on the ongoing challenges for Vaccines in the US.

The Group has made planning assumptions that we expect turnover for Specialty Medicines to increase at a mid-teens percentage, Vaccines to decrease by a low-single digit per cent to broadly stable, and General Medicines to be broadly stable.

The Core earnings per share guidance includes the implementation of the £2 billion share buyback programme to the end of Q2 2026.

2021-2026 and 2031 Outlooks

In February 2025 GSK set out improved outlooks for 2031. Please see 2024 full year and fourth quarter results on gsk.com(1).

Assumptions and basis of preparation related to 2025 Guidance, 2021-26 and 2031 Outlooks

In outlining the guidance for 2025, and outlooks for the period 2021-26 and for 2031, the Group has made certain assumptions about the macro-economic environment, the healthcare sector (including regarding existing and possible additional governmental legislative and regulatory reform), the different markets and competitive landscape in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline and restructuring programmes. GSK notes the US Administration's ongoing investigation under Section 232 of the Trade Expansion Act to determine the effects on national security of imports of pharmaceutical products. Our full-year guidance is inclusive of tariffs enacted thus far and indicated potential European tariffs impact of 15%. We are positioned to respond to the potential financial impact of tariffs, with mitigation options identified. Given the uncertain external environment, we continue to monitor developments.

2025 Guidance

These planning assumptions as well as operating profit and earnings per share guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing or trade policies, including tariffs (except as noted above), as a result of government or competitor action. The 2025 guidance factors in all divestments and product exits announced to date.

2021-26 and 2031 Outlooks

The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity assume the delivery of revenues and financial benefits from its current and development pipeline portfolio of medicines and vaccines (which have been assessed for this purpose on a risk-adjusted basis, as described further below); regulatory approvals of the pipeline portfolio of medicines and vaccines that underlie these expectations (which have also been assessed for this purpose on a risk-adjusted basis, as described further below); no material interruptions to supply of the Group’s products; successful delivery of the ongoing and planned integration and restructuring plans; no material mergers, acquisitions or disposals or other material business development transactions; no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made); and no change in the shareholdings in ViiV Healthcare. GSK assumes no premature loss of exclusivity for key products over the period.

The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity also factor in all divestments and product exits announced to date as well as material costs for investment in new product launches and R&D. Risk- adjusted sales includes sales for potential planned launches which are risk-adjusted based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Notwithstanding our guidance, outlooks and expectations, there is still uncertainty as to whether our assumptions, guidance, outlooks and expectations will be achieved.

All outlook statements are given on a constant currency basis and use 2024 average exchange rates as a base (£1/$1.28, £1/€1.18, £1/Yen 193).

(1) https://www.gsk.com/media/11776/fy-2024-results-announcement.pdf

Assumptions and cautionary statement regarding forward-looking statements

The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, changes in legislation, regulation, government actions, including the impact of any potential tariffs or other restrictive trade policies on the Group's products, or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

All guidance, outlooks and expectations should be read together with the guidance and outlooks, assumptions and cautionary statements in this Q3 2025 earnings release and in the Group's 2024 Annual Report on Form 20-F.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2024. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Independent review report to GSK plc
Conclusion

We have been engaged by GSK plc (“the company”) to review the condensed financial information in the Results Announcement of the company for the three and nine months ended 30 September 2025.

The condensed financial information comprises:

●	the income statement and statement of comprehensive income for the three and nine month periods ended 30 September 2025 on page 26 and 27;
●	the balance sheet as at 30 September 2025 on page 28;
●	the statement of changes in equity for the nine-month period then ended on page 29;
●	the cash flow statement for the nine-month period then ended on page 30; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 31 to 41 that have been prepared applying consistent accounting policies to those applied by GSK plc and its subsidiaries (“the Group”) in the Annual Report 2024, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and the IFRS Accounting Standards as issued by the International Accounting Standards Boards (IASB).

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three and nine months ended 30 September 2025 is not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 38.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed on page 38, the annual financial statements of the Group are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial information included in this Results Announcement have been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 38.

Conclusion Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the Results Announcement of the company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

In preparing the Results Announcement, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information

In reviewing the Results Announcement, we are responsible for expressing to the company a conclusion on the condensed financial information in the Results Announcement. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP

Statutory Auditor

London, United Kingdom

28 October 2025

Glossary

Terms used in the Announcement	Brief description
1L	First line
2L	Second line
ACIP	Advisory Committee on Immunization Practices
ADC	Antibody-drug-conjugates
ADP	Adenosine diphosphate
AMP	Average manufacturer price
ASO	Antisense oligonucleotide
AS03	Adjuvant system 03
Bnab	Broadly neutralising antibody
CCL	Contingent consideration liability
CDC	Centre for Disease Control and Prevention
CHMP	Committee for Medicinal Products for Human Use
CMS	Centre for Medicare & Medicaid Services
COPD	Chronic obstructive pulmonary disease
CROI	Conference on Retroviruses and Opportunistic Infections
CRSwNP	Chronic rhinosinusitis with nasal polyps
cUTIs	complicated urinary tract infections
DTG	Dolutegravir
EGPA	Eosinophilic granulomatosis with polyangiitis
ES	Extensive stage
ESOP	Employee share ownership plan
GIST	Gastrointestinal stromal tumours
HBV	Hepatitis B virus
HES	Hypereosinophilic syndrome
IBATi	Ileal bile acid transporter inhibitor
Insti	Integrase nuclear strand transfer inhibitors
IRA	Inflation Reduction Act
JAK	Janus kinase inhibitor
JAK1/JAK2 and ACVR1	once a-day, oral JAK1/JAK2 and activin A receptor type 1 (ACVR1) inhibitor
LA	Long acting includes Cabenuva and Apretude
MAPS	Multi antigen presenting system
MASH	Metabolic dysfunction-associated steatohepatitis
MDS	Myelodysplastic Syndromes
MGMT glioblastoma	methylated DNA protein cysteine methyltransferase
MMR/V	Measles, mumps, rubella and varicella
mRNA	messenger ribonucleic acid
OA	Older adults
ODAC	Oncologic Drugs Advisory Committee
OECD	Organisation for Economic Co-operation and Development
Oral 2DR	Oral 2 drug regimen includes Dovato and Juluca
PARP	a Poly ADP ribose polymerase
PBC	Primary biliary cholangitis
PD-1	a programmed death receptor-1 blocking antibody
PDUFA	Prescription Drug User Fee Act
PK	Pharmacokinetics
ppts	percentage points
PrEP	pre-exposure prophylaxis
PYS	Peak year sales
Q4M	every 4 months
Q6M	every 6 months
RCC	Refractory chronic cough
RNS	Regulatory news service
RSV	Respiratory syncytial virus
SCLC	small cell lung cancer
SITT	Single inhaler triple therapy
SLD	Steatotic liver disease
TIGIT	T cell immunoreceptor with Ig and ITIM domains
TIM3	T-cell membrane protein-3
TSLP	Long-acting anti-thymic stromal lymphopoietin monoclonal
ULA	Ultra long acting
uUTIs	uncomplicated urinary tract infections

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 29, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc